International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2019

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

December 31, 2019

Contents

Section I: Executive Summary	Financial Results and Portfolio Performance	3
	Key Performance Indicators	5

Section II: Overview	Financial Business Model	6
	Basis of Reporting	8

Section III: Financial Results	Summary of Financial Results	10
	Net Income	10

Section IV: Risk Management	Risk Governance	15
	Management of IBRD’s Risks	15

Section V: Fair Value Analysis	Fair Value Results	21

Section VI: Governance	Senior Management Changes	25

List of Tables, Figures and Boxes	Tables	26
	Figures	26
	Box	26

IBRD Management’s Discussion and Analysis: December 31, 2019 1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the six-month period ended December 31, 2019 (FY20 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2019 (FY19). IBRD undertakes no obligation to update any forward-looking statements. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the six months ended December 31,		As of and for the fiscal years ended June 30,
	2019	2018	2019	2018	2017	2016
Lending Highlights (Section III)

Commitments [a]	$6,527	$5,467	$23,191	$23,002	$22,611	$29,729

Gross disbursements [b]	8,488	8,755	20,182	17,389	17,861	22,532

Net disbursements [b]	3,642	3,579	10,091	5,638	8,731	13,197

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$(340)	$(338)	$(338)	$(178)	$(497)	$(705)

Net income (loss)	444	359	505	698	(237)	495

Balance Sheet

Total assets [c]	$276,111	$268,068	$283,031	$263,800	$258,648	$231,408

Net investment portfolio	70,711	74,602	81,127	73,492	71,667	51,760

Net loans outstanding	195,870	186,371	192,752	183,588	177,422	167,643

Borrowing portfolio	220,282	217,032	228,763	213,652	207,144	178,231

Key Management Indicators

Allocable Income (Section III)	$707	$557	$1,190	$1,161	$795	$593

Usable Equity [d,e] (Section IV)	$45,722	$43,372	$45,360	$43,518	$41,720	$39,424

Equity-to-loans Ratio [e] (Section IV)	22.7%	22.7%	22.8%	22.9%	22.8%	22.7%

a.	Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document).
b.	Amounts include transactions with the International Finance Corporation (IFC) and loan origination fees.
c.

Effective June 30, 2019, derivatives are presented net by counterparty, after cash collateral received and the presentation of the prior periods has been aligned for comparability. (For further details, see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements for the fiscal year ended June 30, 2019).

d.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
e.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

With its many years of experience and its depth of knowledge in the international development area, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to the WBG’s twin goals of ending extreme poverty and promoting shared prosperity by providing countries with investments, advisory services and analytical support. IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency.

In October 2018, the Board of Governors (the Governors) approved a General Capital Increase (GCI) and a Selective Capital Increase (SCI). The GCI and SCI are part of an agreed-upon capital package that includes institutional and financial reforms designed to ensure IBRD’s long-term financial sustainability. The package provides support for priorities such as crisis preparedness, prevention and management; situations of fragility, conflict and violence (FCV); climate change; gender equality; knowledge and convening; and regional integration. The capital increases will result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital, over a five-year period up to September 2023.

To meet its development goals, the WBG is increasing its focus on country programs in order to improve growth and development outcomes. Support is being expanded for countries at lower levels of income, and fragile and conflict-affected states.

Financial Results and Portfolio Performance

The financial performance of IBRD reflects the impact of the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

IBRD Management’s Discussion and Analysis: December 31, 2019 3

Management’s Discussion and Analysis	Section I: Executive Summary

Net Income and Allocable Income

IBRD had net income of $444 million on a reported basis for the first six months of FY20, compared with net income of $359 million during the same period in FY19. In both periods, the results were affected by net unrealized mark-to-market gains on IBRD’s non-trading portfolios. Unrealized mark-to-market gains and losses on non-trading portfolios introduce volatility to IBRD’s reported net income. Given IBRD’s intention to maintain its non-trading portfolio positions, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income - the income measure used for net income allocation decisions.

IBRD’s allocable income during the first six months of FY20 was $707 million, an increase of $150 million from the same period in FY19. The increase was primarily due to higher net interest revenue during the first six months of FY20 as compared with the same period in FY19 (See Section III).

Loans

IBRD’s lending operations during the first six months of FY20 resulted in $6.5 billion of new loan commitments and $8.5 billion of gross loan disbursements. Net loans outstanding were $195.9 billion as of December 31, 2019 compared with $192.8 billion as of June 30, 2019.

Investments

IBRD’s investment portfolio decreased by $10.4 billion, from $81.1 billion as of June 30, 2019 to $70.7 billion as of December 31, 2019. Investments remain concentrated in the upper end of the credit spectrum, with 68% rated AA or above (see Table 8), reflecting IBRD’s objective of principal protection and the resulting preference for high-quality investments.

Borrowings

As of December 31, 2019, the borrowing portfolio totaled $220.3 billion, $8.5 billion below June 30, 2019. This decrease was mainly due to net medium-and long-term maturities of $11.2 billion during the period.

Usable Equity

IBRD’s usable equity has increased marginally compared with June 30, 2019. During the first six months of FY20, IBRD received $481 million of paid-in capital under the GCI and SCI, bringing the cumulative amounts received to $1.1 billion.

4 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section I: Executive Summary

Key Performance Indicators

Lending – Lending commitments (including guarantees) were $1.1 billion higher compared with the same period in FY19 (Table 4). During the first six months of FY20, IBRD committed $6.5 billion to help its borrowing member countries finance their development needs. The regions with the largest share of commitments were Africa with 22% and Europe and Central Asia with 19%. As of December 31, 2019, IBRD’s net loans outstanding amounted to $196 billion, an increase of $3.1 billion from June 30, 2019.

In billions of U.S dollars

Capital Adequacy and Liquidity – The Equity-to-Loans ratio was 22.7% as of December 31, 2019, marginally lower compared with 22.8% as of June 30, 2019. IBRD continues to maintain high levels of liquidity in its investment portfolio to fund its liquidity needs, even under potential scenarios of severe market disruptions.

In billions of U.S dollars (except for ratio)

Financial Results – On a reported basis, IBRD had net income of $444 million for the first six months of FY20, compared with net income of $359 million during the same period in FY19. The FY20 YTD higher net income primarily reflects higher net interest revenue and higher net other revenue, compared with the same period of FY19 (See Table 1). IBRD’s allocable income of $707 million for the first six months of FY20 was $150 million higher compared with the same period in FY19.

In millions of U.S dollars – YTD

IBRD Management’s Discussion and Analysis: December 31, 2019 5

Management’s Discussion and Analysis	Section: II Overview

Section: II Overview

IBRD, an international organization owned by its 189 member countries, is one of the five institutions of the WBG. Each organization is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and combines knowledge services and financing with global reach. IBRD’s value derives from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance global public goods, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice, analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long-term. The products delivered range from development data and knowledge-sharing workshops, to reports on key economic and social issues at the local, country, regional and global levels.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members, and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs, and loans are offered on fixed and variable terms in multiple currencies. However, borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

Figure 1 illustrates IBRD’s financial business model.

6 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section: II Overview

Figure 1: IBRD’s Financial Business Model

To meet its development goals, IBRD intermediates funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency compositions of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. These strategies entail the use of derivatives, which introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 2). These revenues cover administrative expenses, provisions for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust funds, reimbursable funds and revenues from fee-based services to member countries, which are primarily Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP). Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

In October 2018, the Governors approved a capital package consisting of a series of policy and financial measures designed to enhance IBRD’s financial capacity on a sustainable basis. The package included the following (See Section II in MD&A as of June 30, 2019 for more details).

[2]	Other exposures include Deferred Drawdown Options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD Management’s Discussion and Analysis: December 31, 2019 7

Management’s Discussion and Analysis	Section: II Overview

1)	a GCI and SCI that will provide up to $7.5 billion in additional paid-in capital;

2)	new loan pricing measures, which became effective from July 1, 2018;

3)	an increase in the Single Borrower Limit (SBL) with differentiation based on per capita income;

4)	continued efficiency measures and administrative simplification; and
5)

a financial sustainability framework, under which management provides an update of the sustainable annual lending limit and the Board approves a crisis buffer, which enables IBRD to respond to crises. For FY20, the approved crisis buffer is $10 billion, and the crisis buffer- Adjusted Sustainable Annual Lending Limit is $28.1 billion.

Figure 2: Sources and Uses of Revenue

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Condensed Statement of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income, as discussed below.

Fair Value Results

IBRD presents all financial instruments at fair value in Section V of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the Investment-Trading portfolio; and to manage various market risks, including interest rate risk and commercial counterparty credit risk.

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income on a reported basis after certain adjustments that are approved by the Board at the end of each fiscal year. These adjustments primarily relate to unrealized

8 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section: II Overview

mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses for Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 1 for details of the adjustments to reported net income required to calculate allocable income.

The volatility in IBRD’s reported net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management (ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. Derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

In line with its financial risk management policies, IBRD maintains non-trading portfolios (loans, borrowings, and derivative instruments in the other ALM). As a result, for non-trading portfolios, allocable income only includes amounts that have been realized.

For trading portfolios (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses.

IBRD Management’s Discussion and Analysis: December 31, 2019 9

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results

Summary of Financial Results

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the six months ended December 31,	2019	2018	Variance
Interest revenue, net of borrowing expenses
Loan interest revenue, net	$1,129	$1,077	$52
Other ALM derivatives, net	15	(20)	35
Investment revenue, net [a]	91	47	44

Net interest revenue	$1,235	$1,104	$131

Provision for losses on loans and other exposures, net	(30)	(50)	20
Net non-interest expenses (Table 6)	(618)	(561)	(57)
Net other revenue (Table 5)	143	20	123
Board of Governors-approved and other transfers	(340)	(338)	(2)
Non-functional currency translation adjustments, net	16	-	16
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net [b]	38	184	(146)

Net income	$444	$359	$85

Adjustments to reconcile net income to allocable income:
Pension [c] and other adjustments	(23)	44	(67)
Board of Governors-approved and other transfers	340	338	2
Non functional currency translation adjustments, net	(16)	-	(16)
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net [b]	(38)	(184)	146

Allocable income	$707	$557	$150

a.	Amounts include unrealized mark-to-market gains (losses) on the Investments-Trading portfolio.
b.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 15.
c.	Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan contributions were $112 million for FY20 YTD, and $107 million for FY19 YTD.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

As of December 31, 2019, total assets decreased by 2% from June 30, 2019. The decrease was primarily driven by the decrease in investments and due from banks, partially offset by the increase in net loans outstanding.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of	December 31, 2019	June 30, 2019	Variance
Investments and due from banks	$72,004	$82,310	$(10,306)
Net loans outstanding	195,870	192,752	3,118
Derivative Assets, net	2,935	2,840	95
Other assets	5,302	5,129	173

Total Assets	$276,111	$283,031	$(6,920)

Borrowings	223,334	230,180	(6,846)
Derivative Liabilities, net	1,785	3,053	(1,268)
Other liabilities	8,142	7,683	459
Equity	42,850	42,115	735

Total Liabilities and Equity	$276,111	$283,031	$(6,920)

Net Income

On a reported basis, IBRD had net income of $444 million for the first six months of FY20, an increase of

$85 million compared with net income of $359 million during the same period in FY19. The higher net income in FY20 YTD was primarily due to higher net interest revenue and higher net other revenue

10 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section III: Financial Results

compared with the same period last year. This was partially offset by the lower unrealized mark-to-market gains on non-trading portfolios and higher net non- interest expenses in the first six months of FY20 as compared to same period last year. (See Table 1).

Results from Lending activities

Loan Interest Revenue, net

IBRD’s loans are financed through its equity, and borrowings raised in the capital markets. The lending rates for all of IBRD’s loans are based on the underlying cost of the borrowings funding these loans.

For the first six months of FY20, IBRD’s net loan interest revenue was $1,129 million, an increase of $52 million compared with the same period in FY19 (Figure 3). The increase was driven by the higher lending volume during the period as well as the impact of the pricing measures previously adopted. With IBRD’s pricing policy, whereby the cost of funding is passed on to borrowers, loan interest revenue, net, combined with the effect of IBRD’s asset liability management practices, is largely unaffected by changes in short term interest rates.

Figure 3: Loan Interest Revenue, net

In millions of U.S. dollars, YTD

Loans

As of December 31, 2019, IBRD’s net loans outstanding totaled $196 billion (Table 2), 1.6% higher compared with June 30, 2019 (Figure 4). The increase was mainly attributable to positive net disbursements of $3.6 billion, partially offset by $0.5 billion of currency translation losses resulting from the 1.4% depreciation of the euro against the U.S. dollar during the period. As of December 31, 2019, 81% of IBRD’s total loans outstanding after derivatives were denominated in U.S. dollars, and 19% were denominated in Euro.

Figure 4: Net Loans Outstanding

In billions of U.S. dollars

Gross disbursements during the first six months of FY20 were $8.5 billion, 3% lower compared with the same period in FY19 (Table 3), primarily due to lower activity in Investment Project Financing (IPF) operations.

Commitments during the first six months of FY20 were $6.5 billion, 19% higher compared with the same period in FY19 (Table 4), primarily due to higher activities in IPF and Program for Results operations.

IBRD Management’s Discussion and Analysis: December 31, 2019 11

Management’s Discussion and Analysis	Section III: Financial Results

Table 3: Gross Disbursements by Region

In millions of U.S. dollars

	2019		2018
For the six months ended December 31,	Amount	% of total	Amount	% of total	Variance
Africa	$635	7%	$128	1%	$507
East Asia and Pacific	1,642	19	2,255	26	(613)
Europe and Central Asia	1,567	19	1,166	13	401
Latin America and the Caribbean	2,931	35	3,017	35	(86)
Middle East and North Africa	856	10	1,626	19	(770)
South Asia	857	10	563	6	294

Total	$8,488	100%	$8,755	100%	$(267)

Table 4: Commitments by Region In millions of U.S. dollars
	2019		2018
For the six months ended December 31,	Amount	% of total	Amount	% of total	Variance
Africa	$1,425	22%	$325	6%	$1,100
East Asia and Pacific	986	15	400	7	586
Europe and Central Asia	1,210	19	1,000	18	210
Latin America and the Caribbean	1,198	18	1,563	29	(365)
Middle East and North Africa	1,075	16	1,300	24	(225)
South Asia	633	10	879	16	(246)

Total	$6,527	100%	$5,467	100%	$1,060

Results from Investing Activities

Net Investment Revenue

During the first six months of FY20, IBRD’s net investment revenue amounted to $91 million, higher by $44 million compared with the same period in FY19. This increase was driven by higher net returns on the portfolio.

Figure 5: Net Investment Revenue

In millions of U.S. dollars, YTD

Investment Portfolio

IBRD’s investment portfolio was $71 billion as of December 31, 2019 ($81 billion as of June 30, 2018). Of this amount, $68 billion related to the liquid asset portfolio ($79 billion as of June 30, 2019). See Notes to Condensed Quarterly Financial Statements, Note C: Investments. The decreased level of liquidity reflects maturities of medium-and long-term debt during the period.

Figure 6: Net Investment Portfolio

In billions of U.S. dollars

Results from Borrowing Activities

As of December 31, 2019, the borrowing portfolio totaled $220 billion, an $8.5 billion decrease compared with June 30, 2019 (See Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). The decrease was primarily due to $11.2 billion of net maturities of medium-and long-term debt during the period. The medium-and long-term debt issuances of $24.7 billion during the period were highly diversified in terms of investor types and location with an average maturity of 4.3 years. The funds raised financed development lending operations and satisfied the liquidity requirements. As of December 31, 2019, the borrowing portfolio included short-term borrowings of $14.1 billion, $3.7 billion higher compared with June 30, 2019.

12 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section III: Financial Results

Figure 7: Borrowing Portfolio

In billions of U.S. dollars

Net Other Revenue

Net other revenue represents certain non-interest sources of revenue. Table 5 provides details on the composition of net other revenue, which was $123 million higher in the first six months of FY20, compared with the same period in FY19. The increase was mainly due to the higher investment returns from PEBP assets as well as income for transactions associated with the Pilot Auction Facility for Methane and Climate Change Mitigation (PAF), and the Pandemic Emergency Financing Facility (PEF) for the period. This was complemented by the return of unutilized funds previously contributed by IBRD to a recipient executed trust fund.

Table 5: Net Other Revenue

In millions of U.S. dollars

For the six months ended December 31,	2019	2018	Variance
Loan commitment fees	$56	$53	$3
Guarantee fees	8	8	-
Net Earnings from Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF)	25	(15)	40
PAF and PEF [a]	30	(28)	58
Others	24	2	22

Net other revenue (Table 1)	$143	$20	$123

a.

Amounts are fully offset by fair value changes in trades (facing counterparties) related to PEF and PAF, which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1).

Net Non-Interest Expenses

As shown in Table 6, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally-funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in Table 6 include costs related to IBRD-executed trust funds and other externally funded activities.

Table 6: Net Non-Interest Expenses

In millions of U.S. dollars

For the six months ended December 31,	2019	2018	Variance
Administrative and pension expenses
Staff costs	$478	$478	$-
Travel	73	77	(4)
Consultant and contractual services	160	166	(6)
Pension and other post-retirement benefits	149	120	29
Communications and technology	25	24	1
Equipment and buildings	61	58	3
Other expenses	6	14	(8)

Total administrative and pension expenses	$952	$937	$15

Grant making facilities	17	16	1
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(210)	(267)	57
Other revenue	(141)	(125)	(16)

Total revenue from externally funded activities	$(351)	$(392)	$41

Net non-interest expenses (Table 1)	$618	$561	$57

IBRD Management’s Discussion and Analysis: December 31, 2019 13

Management’s Discussion and Analysis	Section III: Financial Results

Net non-interest expenses for the first six months of FY20 increased, primarily reflecting lower revenue from externally funded activities and an increase in pension costs.

Figure 8: Net Non-Interest Expenses

In millions of U.S. dollars, YTD

Unrealized mark-to-market gains/losses on non-trading Portfolios

These mainly relate to unrealized mark-to-market gains and losses on the loan, borrowing, and other ALM portfolios. Since these are non-trading portfolios, any unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first six months of FY20, $38 million of net unrealized mark-to-market gains ($184 million net unrealized mark-to-market gains for same period in FY19) were excluded from reported net income to arrive at allocable income (see Table 1).

Loan Portfolio

On a reported basis, all loans are reported at amortized cost, whereas the derivatives which convert loans to variable-rate instruments are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, this is not evident in the reported net income. To show the economic effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section V for more details.

Borrowing Portfolio

On a reported basis, all of IBRD’s borrowings and the related derivatives are at fair value, and, therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings, except for changes in IBRD’s own credit.

14 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities. It also supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

i.	Business units are responsible for directly managing risks in their respective functional areas,

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises: risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with

IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD Management’s Discussion and Analysis: December 31, 2019 15

Management’s Discussion and Analysis	Section IV: Risk Management

Table 7: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	December 31, 2019	June 30, 2019	Total	Due to Activities	Due to Translation Adjustments
Usable paid-in capital	$16,795	$16,346	$449	$484	$(35)
Special reserve	293	293	-	-	-
General reserve [a]	29,437	29,437	-	-	-
Cumulative translation adjustment [b]	(729)	(629)	(100)	-	(100)
Other adjustments	(74)	(87)	13	-	13

Equity (usable equity)	$45,722	$45,360	$362	$484	$(122)

Loans exposure	$197,931	$194,787	$3,144	$3,642	$(498)
Present value of guarantees	3,640	3,739	(99)	(70)	(29)
Effective but undisbursed DDOs	2,860	3,198	(338)	(330)	(8)
Related accumulated provisions	(1,680)	(1,655)	(25)	(29)	4
Deferred loan income	(459)	(461)	2	1	1
Other exposures	(904)	(907)	3	3	-

Loans (total exposure)	$201,388	$198,701	$2,687	$3,217	$(530)

Equity-to-Loans Ratio	22.7%	22.8%

a.	June 30, 2019 amount includes the transfer of $831 million to the General Reserve, which was approved by IBRD’s Executive Directors on August 8, 2019.
b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon.

As shown in Table 7, IBRD’s equity-to-loans ratio marginally decreased to 22.7% as of December 31, 2019, from 22.8% as of June 30, 2019, and remained above the 20% minimum ratio under the strategic capital adequacy framework. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure, as of December 31, 2019.

16 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 9: Country Exposures as of December 31, 2019

In billions of U.S. dollars

Top Ten Country Exposures

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL).

A new Board-approved SBL framework became effective on July 1, 2018. The new framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under this system, for FY20 the SBL is $21.5 billion for highly creditworthy countries below the GDI, and $19.5 billion for highly creditworthy countries above the GDI.

Accumulated Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the Exposure Exchange Agreement. For the first six months of FY20, IBRD recorded a provision for losses on loans and other exposures of $30 million, reflecting the impact of the change in exposure during the period.

As of December 31, 2019, IBRD’s accumulated provision for losses on loans and other exposures was $1,714 million, which was less than 1% of the underlying exposures, ($1,688 million as of June 30, 2019, less than 1% of total exposures).

As of December 31, 2019, only 0.2% of IBRD’s loans were in nonaccrual status, all related to Zimbabwe. During the first six months of FY20, IBRD received a payment of $1.5 million for overdue interest and principal from Zimbabwe (Nil for FY19 YTD). (See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures).

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

This is the normal risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure decreased by $10.7 billion during the first six months of FY20, to $70.2 billion as of December 31, 2019, consistent with the decrease in the investment portfolio.

As shown in Table 8, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 68% of the portfolio rated AA or above and the remainder predominantly rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and time deposits. The A rated counterparties principally consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

IBRD Management’s Discussion and Analysis: December 31, 2019 17

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of December 31, 2019
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Derivative Exposure	Total Exposure	% of Total
AAA	$16,155	$11,261	$-	$27,416	39%
AA	3,123	16,771	277	20,171	29
A	16,762	5,570	224	22,556	32
BBB	2	33	-	35	*
BB or lower/unrated	-	5	*	5	*

Total	$36,042	$33,640	$501	$70,183	100%

	As of June 30, 2019
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Derivative Exposure	Total Exposure	% of Total
AAA	$12,130	$11,548	$-	$23,678	29%
AA	858	29,468	122	30,448	38
A	18,590	7,818	277	26,685	33
BBB	4	32	-	36	*
BB or lower/unrated	-	8	2	10	*

Total	$31,582	$48,874	$401	$80,857	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating if an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Table 9: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of December 31, 2019
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$12,386	$1,126

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	3,923	-

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	2,132	519

			$18,441	$1,645

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (See Table 9).

IBRD has a master derivatives agreement with the International Finance Facility for Immunization (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of December 31, 2019, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate

18 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section IV: Risk Management

instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Low Interest Rate Environment

Loans to borrowing countries

Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate is fixed at zero.

Liquid Asset Portfolio

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In FY20, despite the low interest rate environment, IBRD was able to generate a positive return, net of funding costs on its liquid asset portfolio (see Table 1).

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed-spread loan pricing, both of which can be changed at Management’s discretion:

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan

•	Risk premium: a charge for the risk that actual funding costs are higher than projected

Liquid Asset Portfolio Spread Exposure

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.

The planned replacement of LIBOR presents risks to the financial instruments IBRD holds or originates. Given the uncertainty about availability of alternative reference rates, IBRD is actively participating in industry working groups and has an ongoing program to identify, evaluate and mitigate risks involved with the transition to alternate reference rate.

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to absorb unexpected losses from arrears on loan repayments better, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

IBRD Management’s Discussion and Analysis: December 31, 2019 19

Management’s Discussion and Analysis	Section IV: Risk Management

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150% maximum guideline (150% of Target Liquidity Level) applies to the portfolio and it continues to function as a guideline rather than a hard ceiling. See Table 10.

Table 10: Liquidity Levels for FY20

	In billions of U.S. dollars	% Of Target Liquidity Level

Target Liquidity Level	66.0

Guideline Maximum Liquidity Level	99.0	150%

Prudential Minimum Liquidity Level	52.8	80%

Liquid Asset Portfolio as of December 31, 2019	68.3	103%

The FY20 Target Liquidity Level is set at $66 billion ($56 billion for FY19). As of December 31, 2019, the liquid asset portfolio was 103% of the Target Liquidity Level. The increased Target Liquidity Level reflects the higher projected debt service and loan disbursements for FY20.

Operational Risk

Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

20 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Section V: Fair Value Analysis

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

Fair Value Results

Fair value results on a comprehensive basis include the fair value changes reflected in the reported basis results relating to instruments at fair value in the investment and borrowing portfolios, and all other derivatives. The results also include changes in the fair value of loans carried at amortized cost, and changes in Accumulated Other Comprehensive Loss (AOCL). As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter, and therefore, valued using internally-developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of borrowing member countries and IFFIm, see Table 9). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

IBRD also calculates a DVA for changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk (own credit).

As of December 31, 2019, IBRD’s Condensed Balance Sheet included a DVA of $541 million in AOCL, associated with the changes in its own credit for financial liabilities measured under the fair value option (borrowings). The DVA includes $164 million of unrealized mark-to-market losses resulting from the tightening of IBRD’s credit spreads relative to LIBOR during the first six months of FY20.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spreads and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of December 31, 2019, IBRD’s Condensed Balance Sheet included a CVA and a DVA, on outstanding derivatives, of $18 million and $17 million, respectively.

Effect of Interest and Credit

After the effect of derivatives, virtually the entire loan and borrowing portfolios for IBRD carry variable interest rates. Therefore, the sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is low, resulting in relatively small interest rate-related unrealized mark-to-market gains/losses in income (Table 12).

The changes in fair value for financial instruments in IBRD’s non-trading portfolios resulted in net unrealized mark-to-market losses of $234 million for the first six months of FY20. See Table 11 and Table 15 for details.

Table 11: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars

Gains (losses) for the six months ended December 31,	2019	2018
Borrowing portfolio	$(91)	$588
Loan portfolio	68	(118)
Other ALM portfolio	(205)	314
Client operations portfolio	(6)	13

Total	$(234)	$797

a.	See Table 14 for reconciliation to the fair value comprehensive basis net income.

IBRD Management’s Discussion and Analysis: December 31, 2019 21

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Table 12: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars

As of December 31, 2019	Interest Rate Effect on Fair Value Income Sensitivity [a] [c]	Credit Effect on Fair Value Income Sensitivity [b] [c]
Borrowing portfolio	$7	$70
Loan portfolio	(13)	(34)
Other ALM portfolio	(14)	*
Investment portfolio	(1)	(4)

Total (losses)/gains	$(21)	$32

a.	After the effects of derivatives.
b.	Excludes CVA and DVA on derivatives.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates /credit spreads.
*	Sensitivity is marginal.

Borrowing Portfolio

For the first six months of FY20, IBRD’s unrealized mark-to-market losses on the borrowing portfolio totaled $91 million, of which $65 million was reflected on the Condensed Statement of Income, and $157 million in Other Comprehensive Income. The $65 million of net unrealized mark-to-market gains are mainly due to the impact on borrowing-related derivatives from the decrease in interest rates during the period. The $157 million of unrealized mark-to-market losses, represents the changes in IBRD’s own credit relative to LIBOR in the first six months of FY20. As shown in Table 12, the dollar value change corresponding to a one basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $70 million of unrealized mark-to-market gains.

Loan Portfolio

IBRD’s unrealized mark-to-market gains on the loan portfolio for the first six months of FY20 totaled $68 million. This was mainly driven by unrealized mark-to-market gains of $184 million on the loan-related derivatives, primarily reflecting the upward movement in EUR interest rates during the period partially offset by the unrealized mark-to-market losses of $116 million on the loans during the period. As shown in Table 12, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $34 million of unrealized mark-to-market losses. See June 30, 2019 MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

Other ALM Portfolio

For the first six months of FY20, IBRD experienced $205 million of net unrealized mark-to-market losses on the other ALM portfolio. This was mainly driven by the impact of interest rates on the longer duration trades, which were executed during the period. As measured by duration, the interest rate sensitivity of IBRD’s equity was approximately 3.2 years as of December 31, 2019.

As shown in Table 12, on a fair value basis, if interest rates increased by one basis-point across markets, IBRD would experience a net unrealized mark-to-market loss of approximately $14 million for the other ALM portfolio as of December 31, 2019.

Figure 10 provides a breakdown of the overall sensitivity to interest rates of the borrowing, loan, other ALM, and investment portfolios. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is low, resulting in relatively small interest rate-related unrealized mark-to-market gains/losses in reported net income. For example, for the borrowing portfolio, a one basis-point increase in interest rates would result in net unrealized mark-to-market gains of $70 million on the bonds. These would be offset by net unrealized mark-to-market losses of $63 million on the related swaps, resulting in net unrealized mark-to-market gains of $7 million for the portfolio.

Tables 13 to 15 provide a reconciliation from the reported basis to the fair value basis for both the Condensed Balance Sheet and Condensed Statement of Income.

22 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Figure 10: Sensitivity to Interest Rates as of December 31, 2019

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Table 13: Condensed Balance Sheet on a Fair Value Basis

In millions of U.S. dollars

	As of December 31, 2019			As of June 30, 2019
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis

Due from banks	$1,000	$-	$1,000	$895	$-	$895
Investments	71,004	-	71,004	81,415	-	81,415
Net loans outstanding	195,870	4,494	200,364	192,752	4,615	197,367
Derivative Assets, net	2,935	-	2,935	2,840	-	2,840
Other assets	5,302	-	5,302	5,129	-	5,129

Total assets	$276,111	$4,494	$280,605	$283,031	$4,615	$287,646

Borrowings	$223,334	$7	$223,341	$230,180	$8	$230,188
Derivative Liabilities, net	1,785	-	1,785	3,053	-	3,053
Other liabilities	8,142	-	8,142	7,683	-	7,683

Total liabilities	233,261	7	233,268	240,916	8	240,924
Paid-in capital	17,542	-	17,542	17,061	-	17,061
Retained earnings and other equity	25,308	4,487	29,795	25,054	4,607	29,661

Total equity	42,850	4,487	47,337	42,115	4,607	46,722

Total liabilities and equity	$276,111	$4,494	$280,605	$283,031	$4,615	$287,646

Table 14: Reconciliation from Net Income to Net Income on a Fair Value Comprehensive Basis

In millions of U.S. dollars

For the six months ended December 31,	2019	2018	Variance
Net income from Table 1	$444	$359	$85
Fair value adjustment on loans [a]	(116)	113	(229)
Changes to AOCL:			-
Currency translation adjustments	(95)	(128)	33
Others	99	57	42
Net Change in DVA on Fair Value option elected liabilities	(164)	494	(658)

Net income on fair value comprehensive basis	$168	$895	$(727)

a.	Amount has been adjusted to exclude the provision for losses on loans and other exposures: $30 million – December 31, 2019, and $50 million for December 31, 2018, respectively.

IBRD Management’s Discussion and Analysis: December 31, 2019 23

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Table 15: Fair Value Adjustments, net on non-trading portfolios

In millions of U.S. dollars

	For the six months ended December 31, 2019
	Unrealized gains (losses) [a]	Realized gains (losses)	Fair Value Adjustment from Table 14	Other Adjustments	Total from Table 11
Borrowing portfolio [b]	$65	$7	$-	$(163)[d]	$(91)
Loan portfolio [c]	184	-	(116)	-	68
Other ALM portfolio	(205)	-	-	-	(205)
Client operations portfolio	(6)	-	-	-	(6)

Total	$38	$7	$(116)	$(163)	$(234)

	For the six months ended December 31, 2018
	Unrealized gains (losses) [a]	Realized gains (losses)	Fair Value Adjustment from Table 14	Other Adjustments	Total from Table 11
Borrowing portfolio [b]	$89	$3	$-	$496 [d]	$588
Loan portfolio [c]	(232)	1	113	-	(118)
Other ALM portfolio	314	-	-	-	314
Client operations portfolio	13	-	-	-	13

Total	$184	$4	$113	$496	$797

a.	Excludes amounts reclassified to realized mark-to-market gains (losses).
b.	Includes related derivatives.
c.	Comprises derivatives on loans.
d.

Amount primarily represents the change in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income.

24 IBRD Management’s Discussion and Analysis: December 31, 2019

Management’s Discussion and Analysis	Section VI: Governance

Section VI: Governance

Senior Management Changes

On July 12, 2019, Anshula Kant was appointed as the new Managing Director and WBG Chief Financial Officer. Her appointment became effective on October 7, 2019.

Kristalina Georgieva retired as WBG Chief Executive Officer. Effective October 1, 2019, Axel van

Trotsenburg was appointed as World Bank Managing Director, Operations.

On January 9, 2020, Mari Pangestu was appointed as World Bank Managing Director, Development Policy and Partnerships. Her appointment is effective March 1, 2020.

IBRD Management’s Discussion and Analysis: December 31, 2019 25

Management’s Discussion and Analysis

List of Tables, Figures and Boxes

Tables

Table 1: Condensed Statement of Income	10
Table 2: Condensed Balance Sheet	10
Table 3: Gross Disbursements by Region	12
Table 4: Commitments by Region	12
Table 5: Net Other Revenue	13
Table 6: Net Non-Interest Expenses	13
Table 7: Equity-to-Loans Ratio	16
Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	18
Table 9: Non-Commercial Counterparty Credit Risk	18
Table 10: Liquidity Levels for FY20	20
Table 11: Summary of Fair Value Adjustments on Non-Trading Portfolios[a]	21
Table 12: Effect of Interest Rates and Credit on IBRD’s Fair Value Income	22
Table 13: Condensed Balance Sheet on a Fair Value Basis	23
Table 14: Reconciliation from Net Income to Net Income on a Fair Value Comprehensive Basis	23
Table 15: Fair Value Adjustments, net on non-trading portfolios	24
Figures
Figure 1: IBRD’s Financial Business Model	7
Figure 2: Sources and Uses of Revenue	8
Figure 3: Loan Interest Revenue, net	11
Figure 4: Net Loans Outstanding	11
Figure 5: Net Investment Revenue	12
Figure 6: Net Investment Portfolio	12
Figure 7: Borrowing Portfolio	13
Figure 8: Net Non-Interest Expenses	14
Figure 9: Country Exposures as of December 31, 2019	17
Figure 10: Sensitivity to Interest Rates as of December 31, 2019	23
Box
Box 1: Selected Financial Data	2

26 IBRD Management’s Discussion and Analysis: December 31, 2019

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2019

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 27

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2019 (Unaudited)	June 30, 2019 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$870	$777

Restricted cash	130	118

	1,000	895

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $3 million—December 31, 2019; $10 million—June 30, 2019)—Notes C and K	70,790	81,247

Securities purchased under resale agreements—Notes C and K	214	168

Derivative assets, net—Notes C, F and K	2,935	2,840

Loans outstanding—Notes D, I and K

Total loans	261,150	262,612

Less undisbursed balance	(63,219)	(67,825)

Loans outstanding	197,931	194,787

Less:

Accumulated provision for loan losses	(1,602)	(1,574)

Deferred loan income	(459)	(461)

Net loans outstanding	195,870	192,752

Other assets—Notes C, D, E and I	5,302	5,129

Total assets	$276,111	$283,031

28 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

	December 31, 2019 (Unaudited)	June 30, 2019 (Unaudited)
Liabilities

Borrowings—Notes E and K	$223,334	$230,180

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	31	10

Derivative liabilities, net—Notes C, F and K	1,785	3,053

Other liabilities—Notes C, D and I	8,111	7,673

Total liabilities	233,261	240,916

Equity

Capital stock—Note B

Authorized (2,783,873 shares—December 31, 2019, and June 30, 2019)

Subscribed (2,355,475 shares—December 31, 2019, and 2,320,659 shares—June 30, 2019)	284,153	279,953

Less uncalled portion of subscriptions	(266,611)	(262,892)

Paid-in capital	17,542	17,061

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(385)	(382)

Receivable amounts to maintain value of currency holdings	(219)	(292)

Deferred amounts to maintain value of currency holdings	(80)	24

Retained earnings (see Condensed Statement of Changes in Retained Earnings and Note G)	29,251	28,807

Accumulated other comprehensive loss—Note J	(3,259)	(3,103)

Total equity	42,850	42,115

Total liabilities and equity	$276,111	$283,031

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 29

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2019	2018	2019	2018
Net Interest revenue

Interest revenue
Loans, net—Note D	$1,186	$1,284	$2,510	$2,483
Investments—Trading, net	342	344	755	669
Other asset/liability management derivatives, net	20	(16)	15	(20)
Other, net	40	(23)	45	(13)

Borrowing expenses, net—Note E	(1,006)	(1,184)	(2,188)	(2,272)

Interest revenue, net of borrowing expenses	582	405	1,137	847

Provision for losses on loans and other exposures—Note D	(24)	(30)	(30)	(50)

Non-interest revenue
Revenue from externally funded activities—Note I	182	236	351	392
Commitment charges—Note D	29	28	56	53
Other	10	10	42	19

Total	221	274	449	464

Non-interest expenses

Administrative—Notes A, H and I	(490)	(503)	(980)	(967)

Pension—Notes H	14	14	28	30

Contributions to special programs	(17)	(15)	(17)	(16)

Other	(4)	(5)	(10)	(11)

Total	(497)	(509)	(979)	(964)

Board of Governors-approved and other transfers—Note G	(259)	(248)	(340)	(338)

Non-functional currency translation adjustments, net	16	-	16	-

Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	92	139	146	212

Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	429	(76)	45	188

Net income (loss)	$560	$(45)	$444	$359

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2019	2018	2019	2018
Net income (loss)	$560	$(45)	$444	$359
Other comprehensive income—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial losses	43	21	86	43
Amortization of unrecognized prior service costs	6	6	12	12
Other	-	-	-	1
Net Change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	(225)	442	(164)	494
Currency translation adjustment	193	(110)	(90)	(122)

Total other comprehensive income (loss)	17	359	(156)	428

Comprehensive income	$577	$314	$288	$787

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2019	2018
Retained earnings at beginning of the fiscal year	$28,807	$28,457
Cumulative effect of change in accounting principle—Notes A, G and J	-	(155)
Net income for the period	444	359

Retained earnings at end of the period	$29,251	$28,661

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 31

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2019	2018
Cash flows from investing activities
Loans
Disbursements	$(8,473)	$(8,731)
Principal repayments	4,707	4,852
Principal prepayments	139	324
Loan origination fees received	5	6
Net derivatives-loans	29	25
Other investing activities, net	(185)	(64)

Net cash used in investing activities	(3,778)	(3,588)

Cash flows from financing activities
Medium and long-term borrowings
New issues	25,022	20,145
Retirements	(35,919)	(15,614)
Short-term borrowings (original maturities greater than 90 days)
New issues	12,477	4,113
Retirements	(9,073)	(4,072)
Net short-term borrowings (original maturities less than 90 days)	259	214
Net derivatives-borrowings	(551)	(657)
Capital subscriptions	481	-
Other capital transactions, net	-	3

Net cash (used in) provided by financing activities	(7,304)	4,132

Cash flows from operating activities
Net income	444	359
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(45)	(188)
Non-functional currency translation adjustments, net	(16)	-
Depreciation and amortization	482	429
Provision for losses on loans and other exposures	30	50
Changes in:
Investment portfolio	10,437	(1,154)
Other assets and liabilities	(150)	(56)

Net cash provided by (used in) operating activities	11,182	(560)

Effect of exchange rate changes on unrestricted and restricted cash	5	(6)

Net increase (decrease) in unrestricted and restricted cash—Note A	105	(22)
Unrestricted and restricted cash at beginning of the fiscal year	895	619

Unrestricted and restricted cash at end of the period	$1,000	$597

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(498)	$(748)
Investment portfolio	7	6
Borrowing portfolio	(381)	(455)
Capitalized loan origination fees included in total loans	15	24
Interest paid on borrowing portfolio	2,356	1,971

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

32 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2019, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2019, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Beginning from the quarter ended September 30, 2019, all fair value disclosures relating to financial instruments are included in Note K.

Accounting and Reporting Developments

Accounting standards evaluated:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU and its subsequent amendments require that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged, with some targeted improvements. IBRD adopted the ASUs in the quarter ended September 30, 2019, using the modified retrospective method of adoption without restating prior periods. IBRD elected the practical expedients permitted by the standard not to reassess the following: the lease classification of existing leases, whether existing contracts contain a lease, and the treatment of initial direct costs on existing leases. Upon adoption, IBRD recorded a lease liability of $469 million in Other liabilities and a right of use asset of $486 million in Other assets.

In June 2018, the FASB issued ASU 2018-8, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. The ASU, which applies to all entities that receive or make contributions, clarifies and improves current guidance about whether a transfer of assets should be accounted for as a contribution or an exchange transaction, and provides additional guidance about how to determine whether a contribution is conditional. The portion of the ASU applicable to contributions received became effective from the quarter ended September 30, 2018, while the portion of the ASU applicable to contributions made became effective from the quarter ended September 30, 2019. The adoption of this ASU had no impact on IBRD’s financial statements.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 33

Accounting standards under evaluation:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU and its subsequent amendments introduce a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit loss (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASUs require enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASUs will be effective from the quarter ending September 30, 2020. IBRD is currently evaluating the impact of the ASUs on its financial statements.

In August 2018, the FASB issued the following three ASUs. IBRD is currently evaluating the impact of these ASUs on its financial statements.

ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The guidance will be effective for IBRD from the quarter ending September 30, 2020.

ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance will be effective for IBRD from the fiscal year ending June 30, 2021.

ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which amends ASC 350-40. The guidance will be effective for IBRD from the quarter ending September 30, 2020.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2018	2,307,600	2,277,364
General Capital Increase/Selective Capital Increase (GCI/SCI)	476,273	43,295

As of June 30, 2019	2,783,873	2,320,659
GCI/SCI	-	34,816

As of December 31, 2019	2,783,873	2,355,475

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital

As of June 30, 2018	$274,730	$(258,274)	$16,456
GCI/SCI	5,223	(4,618)	605

As of June 30, 2019	279,953	(262,892)	17,061
GCI/SCI	4,200	(3,719)	481

As of December 31, 2019	$284,153	$(266,611)	$17,542

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

34 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by $7.5 billion over a five-year period up to September 2023.

NOTE C—INVESTMENTS

As of December 31, 2019, IBRD’s investments included the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), the Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to smooth IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio was as follows:

Table C1: Net investment portfolio composition

    In millions of U.S. dollars

	December 31, 2019	June 30, 2019
Net Investment Portfolio
Liquid asset portfolio	$68,276	$78,900
AMC holdings	235	252
PEBP holdings	1,788	1,605
PCRF holdings	412	370

Total	$70,711	$81,127

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of December 31, 2019, Investments were mainly comprised of government and agency obligations, and time deposits (59% and 34%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of December 31, 2019, Japanese Government instruments and US Treasuries represented the largest holding from a single counterparty and amounted to 20% and 12% respectively of Investments–Trading portfolio. Over 99% of IBRD’s investments as of December 31, 2019 were rated A and above, by a major rating agency.

A summary of IBRD’s Investments-Trading is as follows:

Table C2: Investments-Trading composition

    In millions of U.S. dollars

	December 31, 2019	June 30, 2019
Alternative investments [a]	$527	$436
Asset Backed Securities (ABS)	3,487	3,730
Equity securities [b]	777	724
Government and agency obligations	42,016	37,279
Time deposits	23,983	39,078

Total	$70,790	$81,247

a.	Comprised of investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at Net Asset Value (NAV).
b.	Includes $445 million of investments in commingled funds at NAV, related to PEBP holdings ($409 million—June 30, 2019).

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 35

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

Table C3: Net investment portfolio position

In millions of U.S. dollars

	December 31, 2019	June 30, 2019
Investments—Trading	$70,790	$81,247
Securities purchased under resale agreements	214	168
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(667)	(341)
Derivative assets
Currency swaps and forward contracts	172	156
Interest rate swaps	35	43
Other	2	1

Total	209	200

Derivative liabilities
Currency swaps and forward contracts	(521)	(647)
Interest rate swaps	(134)	(72)
Other	(5)	(1)

Total	(660)	(720)

Cash held in investment portfolio [b]	660	626
Receivable from investment securities traded and other assets [c]	300	67
Payable for investment securities purchased [d]	(135)	(120)

Net investment portfolio	$70,711	$81,127

a.	Includes $664 million of cash collateral received from counterparties under derivative agreements ($331 million—June 30, 2019).
b.	This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount includes $128 million of liabilities related to PCRF payable, which is included in Other liabilities on the Condensed Balance Sheet ($114 million—June 30, 2019).

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of December 31, 2019 and June 30, 2019, there were no short sales included in Other liabilities on the Condensed Balance Sheet.

The following table summarizes the currency composition and average repricing of IBRD’s net investment portfolio:

Table C4: Net investment portfolio currency composition

In millions of U.S. dollars

	December 31, 2019		June 30, 2019
Currency	Carrying Value	Weighted average repricing (years) [a]	Carrying Value	Weighted average repricing (years) [a]
U.S. dollar	$69,583	0.22	$80,451	0.22
Others	1,128	(0.19)	676	0.47

Total	$70,711	0.22	$81,127	0.22

a.

The weighted average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier, weighted by the carrying value of instruments. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

36 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions:

Table C5: Collateral received

In millions of U.S. dollars

	December 31, 2019	June 30, 2019
Collateral received
Cash	$664	$331
Securities	956	985

Total collateral received	$1,620	$1,316

Collateral permitted to be repledged	$1,620	$1,316
Amount of collateral repledged	-	-
Amount of Cash Collateral invested	260	129

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, corporate bonds and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of December 31, 2019 and June 30, 2019 there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

Table C6: Amounts related to securities transferred under repurchase or securities lending agreements

  In millions of U.S. dollars

	December 31, 2019	June 30, 2019	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$3	$10	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$3	$10	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 37

As of December 31, 2019 and June 30, 2019 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled.

The following tables present the disaggregation of the gross obligation by class of collateral pledged, and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings:

Tables C7: Composition of liabilities related to securities transferred under repurchase or securities lending agreements

In millions of U.S. dollars

	As of December 31, 2019
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$1	$-	$1
Equity securities	2	-	2

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$3	$-	$3

Tables C7.1:

In millions of U.S. dollars

	As of June 30, 2019
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements Government and agency obligations	$7	$-	$7
Equity securities	3	-	3

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$10	$-	$10

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2019 and June 30, 2019, there were no securities purchased under resale agreements which had not settled at these dates. For resale agreements, IBRD received securities with a fair value of $214 million ($168 million—June 30, 2019). As of December 30, 2019 and June 30, 2019 none of these securities had been transferred under repurchase or security lending agreements.

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (together, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. As of December 31, 2019, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

As of December 31, 2019, only 0.2% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 0.8% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium and high risk classes.

38 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payment risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure

In millions of U.S. dollars

	As of December 31, 2019
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,642	$23,642
Medium	-	-	-	-	-	-	86,669	86,669
High	-	-	-	-	-	-	87,187	87,187

Loans in accrual status	-	-	-	-	-	-	197,498	197,498

Loans in nonaccrual status	-	-	-	-	433	433	-	433

Total	$-	$-	$-	$-	$433	$433	$197,498	$197,931

Table D1.1 In millions of U.S. dollars
	As of June 30, 2019
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,608	$23,608
Medium	-	-	-	-	-	-	85,244	85,244
High	4	-	-	19	-	23	85,478	85,501

Loans in accrual status	4	-	-	19	-	23	194,330	194,353

Loans in nonaccrual status	-	-	-	-	434	434	-	434

Total	$4	$-	$-	$19	$434	$457	$194,330	$194,787

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 39

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

The risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

Table D2: Accumulated provisions

In millions of U.S. dollars

	December 31, 2019			June 30, 2019
	Loans	Other [a]	Total	Loans	Other [a]		Total
Accumulated provision, beginning of the fiscal year	$1,574	$114	$1,688	$1,553	$92		$1,645
Provision - charge (release)	31	(1)	30	28	22		50
Translation adjustment	(3)	(1)	(4)	(7)	(*	)	(7)

Accumulated provision, end of the period/fiscal year	$1,602	$112	$1,714	$1,574	$114		$1,688

Composed of accumulated provision for losses on:
Loans in accrual status	$1,386			$1,357
Loans in nonaccrual status	216			217

Total	$1,602			$1,574

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$197,498			$194,353
Loans at amortized cost in nonaccrual status	433			434

Total	$197,931			$194,787

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEAs) for guarantees received (for more details see Guarantees section).
*	Indicates amount less than $0.5 million.

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ derivatives	Derivative assets, net	Unrealized mark-to-market gains/ (losses) on non-trading portfolios

Overdue Amounts

At December 31, 2019, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status:

40 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

Table D3: Loans in nonaccrual status

In millions of U.S. dollars

	December 31, 2019	June 30, 2019
Recorded investment in nonaccrual loans [a]	$433	$434
Accumulated provision for loan losses on nonaccrual loans	216	217
Average recorded investment in nonaccrual loans for the period/fiscal year	433	434
Overdue amounts of nonaccrual loans:	1,001	988
Principal	433	434
Interest and charges	568	554

a. A loan loss provision has been recorded against each of the loans in nonaccrual status.

Table D3.1

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Interest revenue not recognized as a result of loans being in nonaccrual status	$7	$9	$14	$18

During the six months ended December 31, 2019 and December 31, 2018, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the six months ended December 31, 2019 less than $1 million interest income was recognized on loans in nonaccrual status (Nil — December 31, 2018).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status is presented in the following table:

Table D3.2

In millions of U.S. dollars

	Principal	Principal, Interest and	Nonaccrual
Borrower	Outstanding	Charges Overdue	Since

Zimbabwe	$433	$1,001	October 2000

Guarantees

Guarantees of $7,317 million were outstanding as of December 31, 2019 ($7,429 million—June 30, 2019). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2039.

As of December 31, 2019, liabilities related to IBRD’s obligations under guarantees of $489 million ($510 million—June 30, 2019), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $106 million ($108 million—June 30, 2019).

During the six months ended December 31, 2019 and December 31, 2018, no guarantees provided by IBRD were called.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 41

Information on the location and amounts associated with the EEAs executed with Multilateral Investment Guarantee Agency (MIGA), Asian Development Bank (ADB) and Inter-American Development Bank (IADB) included in the Condensed Balance Sheet and Condensed Statement of Income is presented in the following table:

Table D4: Amounts associated with EEAs

In millions of U.S. dollars
	December 31, 2019					June 30, 2019
	Notional amount			(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on Condensed Balance Sheet

Guarantees provided [a,b]		$3,656		$(221)	$(35)	$3,661	$(231)	$(35)	Other liabilities
Guarantees received [c]		(3,656)		221	33	(3,662)	231	33	Other assets

	$	(*	)	$-	$(2)	$(1)	$-	$(2)

a.	For the six months ended December 31, 2019, there were no provisions relating to Guarantees provided (Nil—six months ended December 31, 2018).
b.

Notional amount, Stand ready obligation and Provision for the guarantees provided are included in guarantees outstanding of $7,317 million, obligations under guarantees of $489 million and accumulated provision for guarantees losses of $106 million, respectively ($7,429 million, $510 million and $108 million, respectively—June 30, 2019).

c.

For the six months ended December 31, 2019, Other, net, line on the Condensed Statement of Income does not include any amount in relation to Recoverable asset relating to Guarantees received (less than $1 million—six months ended December 31, 2018).

*	Indicates amount less than $0.5 million.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income resulting from waivers of loan charges is summarized below:

Table D5: Waivers of loan charges

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Interest waivers	$8	$10	$17	$22
Commitment charge waivers	*	*	*	*
Front-end fee waivers	1	2	3	4

Total	$9	$12	$20	$26

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Concentration risk

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the six months ended December 31, 2019, one country contributed in excess of 10 percent of total loan revenue; this amounted to $287 million.

42 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

Information about IBRD’s loans outstanding and associated loan revenue by geographic region is presented in the following table:

Table D6: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars	As of and for the six months ended
	December 31, 2019		December 31, 2018
Region	Loans Outstanding	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]
Africa	$5,598	$139	$4,523	$132
East Asia and Pacific	42,810	664	40,650	668
Europe and Central Asia	45,339	396	45,889	417
Latin America and the Caribbean	60,253	979	58,008	972
Middle East and North Africa	27,471	359	24,384	321
South Asia	16,460	254	14,965	240

Total	$197,931	$2,791	$188,419	$2,750

a.

Does not include interest expenses, net of $225 million from loan related derivatives ($214 million—six months ended December 31, 2018). Includes commitment charges of $56 million ($53 million—six months ended December 31, 2018).

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of December 31, 2019, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

Table E1: Borrowings after derivatives

In millions of U.S. dollars
	December 31, 2019	June 30, 2019
Borrowings [a]	$223,334	$230,180
Currency swaps, net	731	1,929
Interest rate swaps, net	(3,783)	(3,346)

	$220,282	$228,763

a.

Includes $106 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($431 million—June 30, 2019).

For the six months ended December 31, 2019, Borrowing expenses on the Condensed Statement of Income of $2,188 million ($2,272 million—six months ended December 31, 2018) includes $432 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ( $281 million—six months ended December 31, 2018).

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 43

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, To-Be-Announced (TBA) securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the Balance Sheet presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet. Gross amounts in the tables represent the amounts receivable (payable) for instruments that are in a net asset (net liability) position. The effects of legally enforceable master netting agreements are applied on an aggregate basis to the total derivative asset and liability position. The net derivative asset positions have been further reduced by the cash and securities collateral received.

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
	As of December 31, 2019
	Located on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$23,718	$(16,315)	$7,403		$24,563	$(19,378)	$5,185
Currency swaps [a]	68,698	(62,239)	6,459		73,868	(66,981)	6,887
Other [b]	3	(1)	2		13	(8)	5

Total	$92,419	$(78,555)	$13,864	[d]	$98,444	$(86,367)	$12,077	[d]

Less:
Amounts subject to legally enforceable master netting agreements			10,293	[e]			10,292	[f]
Cash collateral received [c]			636

Net derivative position on the Condensed Balance Sheet			2,935				1,785

Less:
Securities collateral received [c]			807

Net derivative exposure after collateral			$2,128

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been netted by instrument.
e.	Includes $18 million Credit Value Adjustment (CVA).
f.	Includes $17 million Debit Value Adjustment (DVA).

44 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

Table F1.1

In millions of U.S. dollars
	As of June 30, 2019
	Located on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities

	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$24,072	$(16,907)	$7,165		$24,553	$(19,201)	$5,352
Currency swaps [a]	49,988	(43,743)	6,245		96,086	(88,142)	7,944
Other [b]	2	(1)	1		8	(7)	1

Total	$74,062	$(60,651)	$13,411	[d]	$120,647	$(107,350)	$13,297	[d]

Less:
Amounts subject to legally enforceable master netting agreements			10,240	[e]			10,244	[f]
Cash collateral received [c]			331

Net derivative position on the Balance Sheet			2,840				3,053

Less:
Securities collateral received [c]			796

Net derivative exposure after collateral			$2,044

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been netted by instrument.
e.	Includes $18 million CVA adjustment.
f.	Includes $22 million DVA adjustment.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 45

The following table provides information about the notional amounts and credit risk exposures of IBRD’s derivative instruments:

Table F2: Notional amounts and credit risk exposure of the derivative instruments

In millions of U.S. dollars
Type of contract	December 31, 2019	June 30, 2019
Investments - Trading
Interest rate swaps
Notional amount	$11,730	$8,996
Credit exposure	35	43
Currency swaps [a]
Credit exposure	172	156
Other [b]
Notional long position	732	679
Notional short position	42	38
Credit exposure	2	1

Loans
Interest rate swaps
Notional amount	27,065	23,144
Credit exposure	226	38
Currency swaps
Credit exposure	714	768

Client operations
Interest rate swaps
Notional amount	20,011	20,520
Credit exposure	1,145	1,199
Currency swaps [a]
Credit exposure	945	1,061

Borrowings
Interest rate swaps
Notional amount	226,098	250,004
Credit exposure	5,041	4,878
Currency swaps
Credit exposure	4,628	4,260

Other asset/liability management derivatives
Interest rate swaps
Notional amount	149,514	151,713
Credit exposure	956	1,007
Currency swaps
Credit exposure	-	-

Total credit exposure
Interest rate swaps	7,403	7,165
Currency swaps [a]	6,459	6,245
Other	2	1

Total exposure	$13,864	$13,411

a.	Includes currency forward contracts and/or structured swaps.
b.

Includes swaptions, exchange traded options and futures contracts and TBAs. Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options and futures contracts are interest rate contracts.

46 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position on December 31, 2019 was $1,577 million ($2,777 million—June 30, 2019). IBRD did not post any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on December 31, 2019, the amount of collateral that would need to be posted would be $87 million ($590 million—June 30, 2019). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $1,577 million ($2,777 million—June 30, 2019). In contrast, IBRD received collateral totaling $1,620 million as of December 31, 2019 ($1,316 million—June 30, 2019), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statement of Income:

Table F3: Unrealized mark-to-market gains and losses on non-trading derivatives a

In millions of U.S. dollars
		Unrealized mark-to-market gains (losses)
	Reported as:	Three Months Ended December 31,		Six Months Ended December 31,
		2019	2018	2019	2018

Interest rate swaps		$(1,057)	$1,625	$18	$1,363

Currency swaps (including currency forward contracts and structured swaps)	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	(419)	187	(38)	(41)

Total		$(1,476)	$1,812	$(20)	$1,322

a. For disclosures about investment trading derivatives, see table F4.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net Investment – Trading portfolio and their location on the Condensed Statement of Income:

Table F4: Unrealized mark-to-market gains and losses on net investment-trading portfolio

In millions of U.S. dollars
Condensed Statement of Income line	Unrealized mark-to-market gains (losses) [a]
	Three Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Type of instrument
Fixed income (including associated derivatives)	$65	$164	$119	$231
Equity	27	(25)	27	(19)

Total	$92	$139	$146	$212

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 8, 2019, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2019; an increase in General Reserve by $831 million and an increase in the Pension Reserve by $6 million.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 47

On July 22, 2019, IBRD’s Board of Governors approved a transfer of $81 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on July 31, 2019.

On October 1, 2019, IBRD’s Board of Governors approved a transfer of $45 million from Surplus to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). The transfer was made on October 21, 2019, resulting in a reduction in Surplus and an increase in Other reserves. These funds will be expensed and Other reserves reduced, when utilized by the GPG fund. As of December 31, 2019, no funds have been utilized and therefore, no expense has been recognized in the Condensed Statement of Income.

On October 18, 2019, IBRD’s Board of Governors approved a transfer to the International Development Association (IDA) of $259 million and a transfer of $100 million to Surplus out of the net income earned in the fiscal year ended June 30, 2019. The transfer to IDA was made on October 29, 2019.

Retained earnings comprised the following components:

Table G1: Retained earnings composition

In millions of U.S. dollars
	December 31, 2019		June 30, 2019
Special reserve	$293		$293
General reserve	29,437		28,606
Pension reserve	793		787
Surplus	100		126
Cumulative fair value adjustments [a]	(2,165	) [b]	(1,888	) [b]
Unallocated net income	784		843
Restricted retained earnings	(5)		40
Other reserves [c]	14		-

Total	$29,251		$28,807

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.
b.

Includes cumulative effect of $155 million related to the change in accounting principle from the adoption of ASU 2016-01 on instrument specific credit risk for fair value option elected liabilities (EVA), on July 1, 2018.

c.	Comprised of non-functional currency translation gains/losses and the unutilized portion of the transfer to the GPG Fund.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA.

Table H1: Pension plan benefit costs

In millions of U.S. dollars
	Three Months Ended December 31, 2019				Six Months Ended December 31, 2019
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Benefit Cost
Service cost	$136	$36	$24	$196	$273	$72	$48	$393
Interest cost	171	29	19	219	343	59	36	438
Expected return on plan assets	(256)	(42)	-	(298)	(512)	(85)	-	(597)
Amortization of unrecognized prior service costs [a]	1	4	1	6	2	8	2	12
Amortization of unrecognized net actuarial losses [a]	23	-	20	43	45	-	41	86

Net periodic pension cost	$75	$27	$64	$166	$151	$54	$127	$332

Of which:
IBRD’s share	$34	$12	$28	$74	$68	$24	$57	$149
IDA’s share	$41	$15	$36	$92	$83	$30	$70	$183

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.

48 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

Table H1.1

In millions of U.S. dollars

	Three Months Ended December 31, 2018				Six Months Ended December 31, 2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Benefit Cost
Service cost	$117	$31	$22	$170	$235	$62	$43	$340
Interest cost	183	30	19	232	366	60	36	462
Expected return on plan assets	(252)	(41)	-	(293)	(504)	(81)	-	(585)
Amortization of unrecognized prior service costs [a]	1	5	-	6	2	9	1	12
Amortization of unrecognized net actuarial losses [a]	6	-	15	21	11	-	32	43

Net periodic pension cost	$55	$25	$56	$136	$110	$50	$112	$272

Of which:
IBRD’s share	$23	$11	$24	$58	$48	$22	$50	$120
IDA’s share	$32	$14	$32	$78	$62	$28	$62	$152

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.

The components of net periodic pension cost, other than the service cost component, are included in the line item Pension in the Condensed Statement of Income. The following table provides the amounts of IBRD’s pension service cost:

Table H2: Pension service cost

In millions of U.S. dollars

	Three Months Ended December 31, 2019				Six Months Ended December 31, 2019
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$136	$36	$24	$196	$273	$72	$48	$393
Of which:
IBRD’s share [a]	$61	$16	$11	$88	$123	$32	$22	$177
IDA’s share	75	20	13	108	150	40	26	216

a.	Included in Administrative expenses in the Condensed Statement of Income.

Table H2.1:

In millions of U.S. dollars

	Three Months Ended December 31, 2018				Six Months Ended December 31, 2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$117	$31	$22	$170	$235	$62	$43	$340
Of which:
IBRD’s share [a]	$50	$13	$9	$72	$104	$27	$19	$150
IDA’s share	67	18	13	98	131	35	24	190

a.	Included in Administrative expenses in the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 49

IBRD had the following receivables from (payables to) its affiliated organizations:

Table I1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars

	December 31, 2019				June 30, 2019
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services	278	17	10	305	327	67	9	403
Derivative Transactions [a]
Derivative assets, net	71	-	-	71	71	-	-	71
Derivative liabilities, net	(219)	-	-	(219)	(365)	-	-	(365)
Pension and Other Postretirement Benefits	(670)	(432)	(16)	(1,118)	(683)	(414)	(15)	(1,112)
Investments	-	(128)	-	(128)	-	(114)	-	(114)

	$(540)	$(543)	$(6)	$(1,089)	$(650)	$(461)	$(6)	$(1,117)

a.	Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables/payables for derivative transactions	Derivative assets/liabilities, net
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of December 31, 2019 and June 30, 2019 there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities were limited, in return for exposure in countries where they had excess lending capacity. Under the agreement, IBRD and MIGA each had exchanged $120 million of notional exposure as follows: MIGA assumed IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of December 31, 2019, assets related to IBRD’s right to be indemnified under this agreement amounted to $1 million ($2 million—June 30, 2019), while liabilities related to IBRD’s obligation under this agreement amounted to $1million ($2 million—June 30, 2019). These include an accumulated provision for guarantee losses of less than $1 million (less than $1 million —June 30, 2019).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and six months ended December 31, 2019, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $479 million and $933 million, respectively ($458 million and $870 million, respectively—three and six months ended December 31, 2018).

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology. Amounts are settled quarterly. For the three and six months ended December 31, 2019, IBRD’s other revenue is net of revenue allocated to IDA of $84 million and $150 million ($91 million and $142 million—three and six months ended December 31, 2018), respectively, and is included in Revenue from externally funded activities on the Condensed Statement of Income.

50 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

This revenue also includes revenue from contracts with customers as follows:

Table I2: Revenue from contracts with customers

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,		Description
	2019	2018	2019	2018
Trust fund fees	$25	$33	$47	$51	Administrative and trustee services for trust funds
Other	43	33	67	35	RAS and asset management services

	$68	$66	$114	$86

Of which:
IBRD’s share	$33	$30	$55	$40
IDA’s share	35	36	59	46

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with customers:

Table I3: Receivables and contract liabilities related to revenue from contract with customers

In millions of U.S. dollars

	December 31, 2019	June 30, 2019
Receivables	$79	$34
Contract liabilities	164	161

The amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

Table I4: Fee revenue from affiliated organizations

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Fees charged to IFC	$17	$16	$34	$33
Fees charged to MIGA	1	1	2	2

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 51

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in Other liabilities on the IBRD’s Condensed Balance Sheet. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE J—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on functional currency, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging and pension-related items. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances:

Table J1: AOCL changes

In millions of U.S. dollars
	Six Months Ended December 31, 2019
	Balance, beginning of the fiscal year	Cumulative adjustment	Adjusted beginning balance	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(18)	$-	$(18)	$(90)	$-	$(90)	$(108)

DVA on Fair Value option elected liabilities	705	-	705	(157)	(7)	(164)	541

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,678)	-	(3,678)	-	86	86	(3,592)

Unrecognized Prior Service (Costs)

Credits on Benefit Plans	(112)	-	(112)	-	12	12	(100)

Other	(* )	-	(* )	-	*	*	*

Total Accumulated Other Comprehensive Loss	$(3,103)	$-	$(3,103)	$(247)	$91	$(156)	$(3,259)

Table J1.1:
In millions of U.S. dollars
	Six Months Ended December 31, 2018
	Balance, beginning of the fiscal year	Cumulative adjustment	Adjusted beginning balance	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$139	$-	$139	$(122)	$-	$(122)	$17

DVA on Fair Value option elected liabilities	-	155	155	493	1	494	649

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(2,423)	-	(2,423)	-	43	43	(2,380)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(136)	-	(136)	-	12	12	(124)

Other	(2)	-	(2)	-	1	1	(1)

Total Accumulated Other Comprehensive Loss	$(2,422)	$155	$(2,267)	$371	$57	$428	$(1,839)

* Indicates amount less than $0.5 million.

52 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

NOTE K—OTHER FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of December 31, 2019 and June 30, 2019, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Loans

There were no loans carried at fair value as of December 31, 2019 and June 30, 2019. IBRD’s loans would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of December 31, 2019, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and TBA securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 53

Derivative instruments

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Valuation adjustments on fair value option elected liabilities

The DVA on Fair Value Option Elected Liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table K1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars

	December 31, 2019		June 30, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$1,000	$1,000	$895	$895
Investments-Trading (including Securities purchased under resale agreements)	71,004	71,004	81,415	81,415
Net loans outstanding	195,870	200,364	192,752	197,367
Derivative assets, net	2,935	2,935	2,840	2,840
Liabilities
Borrowings	223,334	223,341	230,180	230,188
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	31	31	10	10
Derivative liabilities, net	1,785	1,785	3,053	3,053

54 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. Note that the fair value of alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

Table K2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Alternative investments [a]	$-	$-	$-	$527
ABS	-	3,487	-	3,487
Equity securities	332	-	-	777
Government and agency obligations	24,903	17,113	-	42,016
Time deposits	885	23,098	-	23,983

Total Investments – Trading	$26,120	$43,698	$-	$70,790
Securities purchased under resale agreements	52	162	-	214
Derivative Assets
Currency swaps and currency forward contracts [c]	$-	$6,278	$181	$6,459
Interest rate swaps	-	7,280	123	7,403
Other [d]	-	2	-	2

	$-	$13,560	$304	$13,864
Less:
Amounts subject to legally enforceable master netting agreements [e]				10,293
Cash collateral received				636

Derivative Assets, net				$2,935
Liabilities:
Borrowings	$-	$218,207	$5,127	$223,334
Securities sold under repurchase agreements and securities lent under securities lending agreements [f]	-	3	-	3
Derivative Liabilities
Currency swaps and currency forward contracts	-	6,717	170	6,887
Interest rate swaps	-	5,075	110	5,185
Other [d]	1	4	-	5

	$1	$11,796	$280	$12,077
Less:
Amounts subject to legally enforceable master netting agreements [g]				10,292

Derivative Liabilities, net				$1,785

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes $445 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
c.	Includes structured swaps.
d.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
e.	Includes $18 million CVA adjustment.
f.	Excludes $664 million relating to payable for cash collateral received.
g.	Includes $17 million DVA adjustment.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 55

Table K2.1:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis June 30, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Alternative investments [a]	$-	$-	$-	$436
ABS	-	3,730	-	3,730
Equity securities	315	-	-	724	[b]
Government and agency obligations	24,022	13,257	-	37,279
Time deposits	2,079	36,999	-	39,078

Total Investments – Trading	$26,416	$53,986	$-	$81,247
Securities purchased under resale agreements	10	158	-	168
Derivative Assets
Currency swaps and currency forward contracts [c]	$-	$6,098	$147	$6,245
Interest rate swaps	-	7,037	128	7,165
Other [d]	1	*	-	1

	$1	$13,135	$275	$13,411
Less:
Amounts subject to legally enforceable master netting agreements [e]				10,240
Cash collateral received				331

Derivative Asset, net				$2,840
Liabilities:
Borrowings	$-	$225,239	$4,941	$230,180
Securities sold under repurchase agreements and securities lent under securities lending agreements [f]	-	10	-	10
Derivative Liabilities
Currency swaps and currency forward contracts	-	7,735	209	7,944
Interest rate swaps	-	5,104	248	5,352
Other [d]	1	*	-	1

	$1	$12,839	$457	$13,297
Less:
Amounts subject to legally enforceable master netting agreements [g]				10,244

Derivative Liabilities, net				$3,053

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes $409 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
c.	Includes structured swaps.
d.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
e.	Includes $18 million CVA adjustment.
f.	Excludes $331 million relating to payable for cash collateral received.
g.	Includes $22 million DVA adjustment.
*	Indicates amount less than $0.5 million.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

56 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the six months ended December 31, 2019, and the fiscal year ended June 30, 2019, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

The fair value of IBRD’s Level 3 borrowings and borrowing related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2.3% of IBRD’s borrowings.

Table K3: Level 3 Borrowings and related derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
Portfolio	Fair Value at December 31, 2019	Fair Value at June 30, 2019	Valuation Technique	Unobservable input	Range (average), December 31, 2019	Range (average), June 30, 2019
Borrowings	$5,127	$4,941	Discounted Cash Flow	Correlations	-35% to 80% (14%)	-34% to 79% (11%)

				Interest rate volatilities	24% to 100% (69%)	23% to 94% (58%)

Borrowings related derivatives	$24	$(182)	Discounted Cash Flow	Correlations	-35% to 80% (14%)	-34% to 79% (11%)

				Interest rate volatilities	24% to 100% (69%)	23% to 94% (58%)

The table below provides the details of all inter-level transfers. Transfers between Level 2 and Level 3 are due to changes in observable inputs.

Table K4: Borrowings and related derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended December 31, 2019		Six Months Ended December 31, 2019
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$464	$(464)	$466	$(466)
Transfer (out of) into	-	-	(309)	309

	$464	$(464)	$157	$(157)

Derivative assets, net
Transfer into (out of)	$26	$(26)	$26	$(26)
Transfer (out of) into	-	-	(1)	1

	26	(26)	25	(25)

Derivative liabilities, net
Transfer (into) out of	$-	$-	$-	$-
Transfer out of (into)	-	-	9	(9)

	-	-	9	(9)

Total Derivative Transfers, net	$26	$(26)	$34	$(34)

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 57

Table K4.1

In millions of U.S. dollars
	Three Months Ended December 31, 2018		Six Months Ended December 31, 2018
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$-	$-	$-	$-
Transfer (out of) into	-	-	-	-

	$-	$-	$-	$-

Derivative assets, net
Transfer into (out of)	$18	$(18)	$18	$(18)
Transfer (out of) into	-	-	-	-

	18	(18)	18	(18)

Derivative liabilities, net
Transfer (into) out of	$(17)	$17	$(17)	$17
Transfer out of (into)	-	-	-	-

	(17)	17	(17)	17

Total Derivative Transfers, net	$1	$(1)	$1	$(1)

During the six months ended December 31, 2019 and for the fiscal year ended June 30, 2019 there were no transfers between Level 1 and Level 2 within the fair value hierarchy for IBRD’s Borrowings and related derivatives.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings:

Table K5: Borrowing portfolio Level 3 changes

In millions of U.S. dollars
	Three Months Ended December 31, 2019				Six Months Ended December 31, 2019
		Borrowing related derivatives				Borrowing related derivatives
	Borrowings	Currency Swaps	Interest Rate Swaps	Total	Borrowings	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$5,387	$(58)	$-	$(58)	$4,941	$(62)	$(120)	$(182)
Issuances	295	-	(13)	(13)	656	(4)	(13)	(17)
Settlements	(257)	7	29	36	(523)	11	118	129
Total realized/unrealized mark-to-market (losses) gains in:
Net income	93	65	(4)	61	153	83	28	111
Other comprehensive income	73	23	1	24	57	17	(* )	17
Transfers to/(from) Level 3, net	(464)	(26)	-	(26)	(157)	(34)	-	(34)

End of the period	$5,127	$11	$13	$24	$5,127	$11	$13	$24

58 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

Table K5.1:

In millions of U.S. dollars

	Three Months Ended December 31, 2018				Six Months Ended December 31, 2018
		Borrowing related derivatives				Borrowing related derivatives
		Currency	Interest Rate			Currency	Interest Rate
	Borrowings	Swaps	Swaps	Total	Borrowings	Swaps	Swaps	Total
Beginning of the fiscal year	$4,375	$(185)	$(173)	$(358)	$4,406	$(106)	$(198)	$(304)
Issuances	153	1	*	1	230	(* )	*	(* )
Settlements	(79)	5	35	40	(166)	6	34	40
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(23)	(15)	(35)	(50)	(11)	(62)	(9)	(71)
Other comprehensive income	6	49	(* )	49	(27)	17	(* )	17
Transfers to/(from) Level 3, net	-	(1)	-	(1)		(1)	-	(1)

End of the period	$4,432	$(146)	$(173)	$(319)	$4,432	$(146)	$(173)	$(319)

* Indicates amount less than $ 0.5 million.

Information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

Table K6: Unrealized mark-to-market gains or losses relating to IBRD’s Level 3 borrowings and borrowing derivatives

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized mark-to-market (losses) gains	2019	2018	2019	2018
Reported as follows:
Borrowings
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(36)	$56	$(125)	$94
Derivatives
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$43	$(48)	$157	$(80)

Table K7: Borrowings fair value and contractual principal balance

In millions of U.S. dollars

		Principal Amount Due
	Fair Value	Upon Maturity	Difference
December 31, 2019	$223,334	$225,034	$(1,700)
June 30, 2019	$230,180	$232,597	$(2,417)

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 59

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income:

Table K8: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	Three Months Ended December 31, 2019	Six Months Ended December 31, 2019
DVA on Fair Value Option Elected Liabilities	$(218)	$(157)
Amounts reclassified to net income upon derecognition of a liability	(7)	(7)

Net change in DVA on Fair Value Option Elected Liabilities	$(225)	$(164)

Table K8.1

In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	Three Months Ended December 31, 2018		Six Months Ended December 31, 2018
DVA on Fair Value Option Elected Liabilities	$442		$493
Amounts reclassified to net income upon derecognition of a liability	(*	)	1

Net change in DVA on Fair Value Option Elected Liabilities	$442		$494

* Indicates amount less than $0.5 million.

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Condensed Balance Sheet:

Table K9: Cumulative changes in fair value due to the change in IBRD’s own-credit risk

In millions of U.S. dollars
DVA on fair value option elected liabilities	December 31, 2019	June 30, 2019
Reported as follows:
Accumulated other comprehensive loss	$ 541	$ 705

60 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

Table K10: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars

	Three Months Ended December 31, 2019				Six Months Ended December 31, 2019
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$235	$(143)	$92		$430	$(284)	$146

Non trading portfolios, net
Loan derivatives—Note F	-	818	818		-	184	184
Borrowings, including derivatives — Notes E and F	6	(44)	(38	) [b]	7	65	72 [b]
Other asset/liability management derivatives	-	(349)	(349)		-	(205)	(205)
Client operations derivatives	-	(2)	(2)		-	(6)	(6)

Total	$6	$423	$429		$7	$38	$45

Table K10.1:
In millions of U.S. dollars
	Three Months Ended December 31, 2018				Six Months Ended December 31, 2018
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$402	$(263)	$139		$795	$(583)	$212

Non trading portfolios, net
Loan derivatives—Note F	-	(528)	(528)		1	(232)	(231)
Borrowings, including derivatives —Notes E and F	3	17	20	[b]	3	89	92 [b]
Other asset/liability management derivatives	-	419	419		-	314	314
Client operations derivatives	-	13	13		-	13	13

Total	$3	$(79)	$(76)		$4	$184	$188

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.

Includes $1,943 million of unrealized mark-to-market losses and $7 million of unrealized mark-to-market gains related to derivatives associated with borrowings for three and six months ended December 31, 2019, respectively (unrealized mark-to-market gains of $1,908 million and $1,226 million—three and six months ended December 31, 2018, respectively).

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three and six months ended December 31, 2019, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited) 61

INDEPENDENT AUDITORS’ REVIEW REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of December 31, 2019, and the related condensed statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2019 and 2018, and of changes in retained earnings and cash flows for the six-month periods ended December 31, 2019 and 2018 (the “interim financial information”).

Management’s Responsibility for the Interim Financial Information

IBRD’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2019

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of IBRD as of June 30, 2019, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 8, 2019. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2019, is consistent, in all material respects, with the audited financial statements from which it has been derived.

February 12, 2020

62 IBRD Condensed Quarterly Financial Statements: December 31, 2019 (Unaudited)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2019 through December 31 2019

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/1125AUD02.90	0000016962	AUD	125,000,000.00	84,850,000.00	22-Nov-19	3-Dec-19	26-Nov-25

Sub-total New Borrowings				125,000,000.00	84,850,000.00

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/1024BRL04.92	0000016851	BRL	47,000,000.00	11,393,110.80	15-Oct-19	22-Oct-19	22-Oct-24

	BOND/SELL BRL/IBRD/GDIF/1022BRL03.75	0000016838	BRL	49,190,000.00	12,013,383.48	9-Oct-19	23-Oct-19	20-Oct-22

	BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000016827	BRL	25,000,000.00	6,013,229.10	2-Oct-19	10-Oct-19	30-Jun-25

	BOND/SELL BRL/IBRD/GDIF/0524BRL00.00	0000016935	BRL	12,000,000.00	2,881,152.46	13-Nov-19	22-Nov-19	22-May-24

Sub-total New Borrowings				133,190,000.00	32,300,875.85

Canadian Dollar

	BOND/SELL CAD/IBRD/GDIF/1224CAD01.70	0000016969	CAD	66,000,000.00	49,627,791.56	25-Nov-19	4-Dec-19	4-Dec-24

Sub-total New Borrowings				66,000,000.00	49,627,791.56

CHINA YUAN RENMINBI

	BOND/SELL CNY/IBRD/GDIF/1122CNY02.50	0000016906	CNY	50,000,000.00	7,112,830.84	4-Nov-19	12-Nov-19	3-Nov-22

Sub-total New Borrowings				50,000,000.00	7,112,830.84

Columbian Peso

	BOND/SELL COP/IBRD/GDIF/1231COPSTR	0000017033	COP	35,500,000,000.00	10,484,347.31	16-Dec-19	23-Dec-19	23-Dec-31

Sub-total New Borrowings				35,500,000,000.00	10,484,347.31

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Danish Krone

	BOND/SELL DKK/IBRD/GDIF/1139DKK00.20	0000016961	DKK	3,000,000,000.00	444,200,956.51	22-Nov-19	4-Dec-19	15-Nov-39

Sub-total New Borrowings				3,000,000,000.00	444,200,956.51

Euro Currency

	BOND/SELL EUR/IBRD/GDIF/0150EUR00.25	0000016826	EUR	500,000,000.00	546,025,000.00	2-Oct-19	10-Oct-19	10-Jan-50

	BOND/SELL EUR/IBRD/GDIF/0834EUR01.20	0000016847	EUR	150,000,000.00	165,532,500.00	11-Oct-19	21-Oct-19	8-Aug-34

	BOND/SELL EUR/IBRD/GDIF/1049EURSTR	0000016868	EUR	30,000,000.00	33,396,000.00	18-Oct-19	30-Oct-19	30-Oct-49

	BOND/SELL EUR/IBRD/GDIF/1149EURSTR	0000016871	EUR	20,000,000.00	22,325,000.00	21-Oct-19	4-Nov-19	4-Nov-49

	BOND/SELL EUR/IBRD/GDIF/1139EURSTR	0000016866	EUR	250,000,000.00	277,825,000.00	17-Oct-19	7-Nov-19	7-Nov-39

	BOND/SELL EUR/IBRD/GDIF/1239EURSTR	0000016990	EUR	40,000,000.00	44,300,000.00	3-Dec-19	12-Dec-19	12-Dec-39

	BOND/SELL EUR/IBRD/GDIF/1249EURSTR	0000016975	EUR	50,000,000.00	55,042,500.00	27-Nov-19	13-Dec-19	13-Dec-49

	BOND/SELL EUR/IBRD/GDIF/1249EURSTR01	0000017041	EUR	15,000,000.00	16,691,250.00	18-Dec-19	30-Dec-19	30-Dec-49

Sub-total New Borrowings				1,055,000,000.00	1,161,137,250.00

GEORGIAN LARI

	BOND/SELL GEL/IBRD/GDIF/1121GEL07.25	0000016938	GEL	67,950,000.00	22,994,923.86	13-Nov-19	22-Nov-19	22-Nov-21

Sub-total New Borrowings				67,950,000.00	22,994,923.86

Indonesian Rupiah

	BOND/SELL IDR/IBRD/GDIF/0222IDR06.25	0000016940	IDR	127,500,000,000.00	9,052,183.17	14-Nov-19	21-Nov-19	11-Feb-22

	BOND/SELL IDR/IBRD/GDIF/0125IDR05.45	0000016956	IDR	52,100,000,000.00	3,698,314.11	21-Nov-19	20-Dec-19	7-Jan-25

	BOND/SELL IDR/IBRD/GDIF/0225IDR05.10	0000017040	IDR	53,100,000,000.00	3,799,642.22	18-Dec-19	29-Jan-20	4-Feb-25

Sub-total New Borrowings				232,700,000,000.00	16,550,139.50

Indian Rupees

	BOND/SELL INR/IBRD/GDIF/1022INR04.81	0000016843	INR	3,031,700,000.00	42,656,442.37	10-Oct-19	23-Oct-19	20-Oct-22

	BOND/SELL INR/IBRD/GDIF/1022INR04.70	0000016830	INR	204,300,000.00	2,879,594.07	4-Oct-19	30-Oct-19	28-Oct-22

	BOND/SELL INR/IBRD/GDIF/1122INR04.60	0000016919	INR	181,800,000.00	2,563,072.30	7-Nov-19	27-Nov-19	28-Nov-22

	BOND/SELL INR/IBRD/GDIF/1024INR04.00	0000016953	INR	220,000,000.00	3,063,661.49	20-Nov-19	27-Nov-19	3-Oct-24

	BOND/SELL INR/IBRD/GDIF/1224INR04.00	0000016951	INR	1,000,000,000.00	13,925,734.06	20-Nov-19	19-Dec-19	19-Dec-24

	BOND/SELL INR/IBRD/GDIF/1222INR04.70	0000016989	INR	164,200,000.00	2,290,608.78	3-Dec-19	23-Dec-19	23-Dec-22

	BOND/SELL INR/IBRD/GDIF/0125INR04.00	0000017042	INR	700,000,000.00	9,850,553.04	19-Dec-19	16-Jan-20	16-Jan-25

	BOND/SELL INR/IBRD/GDIF/1029INR00.00	0000016828	INR	600,000,000.00	8,456,004.12	3-Oct-19	30-Oct-19	30-Oct-29

	BOND/SELL INR/IBRD/GDIF/0125INR00.00	0000016899	INR	300,000,000.00	4,226,244.98	31-Oct-19	7-Nov-19	16-Jan-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/GDIF/1122INR00.00	0000016823	INR	370,000,000.00	5,203,938.12	1-Oct-19	14-Nov-19	15-Nov-22

	BOND/SELL INR/IBRD/GDIF/1224INR00.00	0000016952	INR	1,000,000,000.00	13,925,734.06	20-Nov-19	19-Dec-19	19-Dec-24

Sub-total New Borrowings				7,772,000,000.00	109,041,587.38

Japanese Yen

	BOND/SELL JPY/IBRD/GDIF/1022JPYSTR07	0000016852	JPY	727,000,000.00	6,685,979.68	16-Oct-19	28-Oct-19	17-Oct-22

	BOND/SELL JPY/IBRD/GDIF/1122JPYSTR05	0000016939	JPY	3,535,000,000.00	32,531,173.79	14-Nov-19	25-Nov-19	14-Nov-22

	BOND/SELL JPY/IBRD/GDIF/1222JPYSTR06	0000017029	JPY	4,220,000,000.00	38,843,888.07	12-Dec-19	23-Dec-19	9-Dec-22

Sub-total New Borrowings				8,482,000,000.00	78,061,041.54

Mexican Peso

	BOND/SELL MXN/IBRD/GDIF/1022MXN05.30	0000016839	MXN	420,500,000.00	21,502,627.10	9-Oct-19	23-Oct-19	20-Oct-22

	BOND/SELL MXN/IBRD/GDIF/0224MXN05.20	0000016957	MXN	20,000,000.00	1,029,813.09	21-Nov-19	29-Nov-19	15-Feb-24

	BOND/SELL MXN/IBRD/GDIF/1224MXN04.20	0000016991	MXN	40,000,000.00	2,046,684.88	3-Dec-19	11-Dec-19	11-Dec-24

	BOND/SELL MXN/IBRD/GDIF/0327MXN00.00	0000017038	MXN	350,000,000.00	18,504,175.33	17-Dec-19	24-Dec-19	13-Mar-27

Sub-total New Borrowings				830,500,000.00	43,083,300.41

Norwegian Krone

	BOND/SELL NOK/IBRD/GDIF/1124NOK01.75	0000016898	NOK	2,500,000,000.00	271,079,111.73	30-Oct-19	6-Nov-19	6-Nov-24

	BOND/SELL NOK/IBRD/GDIF/0325NOK01.75	0000016937	NOK	1,000,000,000.00	108,521,663.64	13-Nov-19	20-Nov-19	13-Mar-25

	BOND/SELL NOK/IBRD/GDIF/1124NOK01.75	0000016959	NOK	500,000,000.00	54,592,900.74	22-Nov-19	2-Dec-19	6-Nov-24

Sub-total New Borrowings				4,000,000,000.00	434,193,676.10

Peruvian Soles

	BOND/SELL PEN/IBRD/GDIF/1126PEN03.67	0000016936	PEN	17,000,000.00	5,025,125.71	13-Nov-19	25-Nov-19	25-Nov-26

Sub-total New Borrowings				17,000,000.00	5,025,125.71

Polish Zloty

	BOND/SELL PLN/IBRD/GDIF/1024PLN01.53	0000016867	PLN	50,000,000.00	12,964,283.40	17-Oct-19	24-Oct-19	24-Oct-24

Sub-total New Borrowings				50,000,000.00	12,964,283.40

Russian Rouble

	BOND/SELL RUB/IBRD/GDIF/1024RUB05.40	0000016850	RUB	2,030,000,000.00	31,508,284.51	15-Oct-19	22-Oct-19	22-Oct-24

Sub-total New Borrowings				2,030,000,000.00	31,508,284.51

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Swedish Krona

	BOND/SELL SEK/IBRD/GDIF/1126SEK0.4325	0000016922	SEK	2,000,000,000.00	207,893,724.73	5-Nov-19	12-Nov-19	12-Nov-26

	BOND/SELL SEK/IBRD/GDIF/1144SEK01.00	0000016920	SEK	250,000,000.00	26,050,078.67	7-Nov-19	14-Nov-19	14-Nov-44

	BOND/SELL SEK/IBRD/GDIF/1126SEK0.4325	0000017043	SEK	750,000,000.00	79,703,291.21	20-Dec-19	7-Jan-20	12-Nov-26

	BOND/SELL SEK/IBRD/GDIF/0925SEK00.625	0000017052	SEK	250,000,000.00	26,825,041.71	30-Dec-19	9-Jan-20	5-Sep-25

Sub-total New Borrowings				3,250,000,000.00	340,472,136.33

United States Dollar

	BOND/SELL USD/IBRD/GDIF/1022USDSTR07	0000016833	USD	300,000,000.00	300,000,000.00	7-Oct-19	15-Oct-19	15-Oct-22

	BOND/SELL USD/IBRD/GDIF/1026USDSTR01	0000016844	USD	100,000,000.00	100,000,000.00	10-Oct-19	22-Oct-19	22-Oct-26

	BOND/SELL USD/IBRD/GDIF/1029USD01.75	0000016856	USD	2,000,000,000.00	2,000,000,000.00	16-Oct-19	23-Oct-19	23-Oct-29

	BOND/SELL USD/IBRD/GDIF/1029USDSTR02	0000016853	USD	150,000,000.00	150,000,000.00	16-Oct-19	24-Oct-19	24-Oct-29

	BOND/SELL USD/IBRD/GDIF/1029USDSTR03	0000016854	USD	150,000,000.00	150,000,000.00	16-Oct-19	24-Oct-19	24-Oct-29

	BOND/SELL USD/IBRD/GDIF/1022USDSTR08	0000016859	USD	20,000,000.00	20,000,000.00	17-Oct-19	24-Oct-19	24-Oct-22

	BOND/SELL USD/IBRD/GDIF/1022USDSTR09	0000016860	USD	40,000,000.00	40,000,000.00	17-Oct-19	24-Oct-19	24-Oct-22

	BOND/SELL USD/IBRD/GDIF/1022USDSTR10	0000016861	USD	20,000,000.00	20,000,000.00	17-Oct-19	24-Oct-19	24-Oct-22

	BOND/SELL USD/IBRD/GDIF/1024USDSTR03	0000016862	USD	20,000,000.00	20,000,000.00	17-Oct-19	24-Oct-19	24-Oct-24

	BOND/SELL USD/IBRD/GDIF/1023USDSTR03	0000016842	USD	5,000,000.00	5,000,000.00	9-Oct-19	25-Oct-19	25-Oct-23

	BOND/SELL USD/IBRD/GDIF/1024USDSTR02	0000016841	USD	5,000,000.00	5,000,000.00	9-Oct-19	28-Oct-19	28-Oct-24

	BOND/SELL USD/IBRD/GDIF/1022USDSTR11	0000016863	USD	150,000,000.00	150,000,000.00	17-Oct-19	28-Oct-19	28-Oct-22

	BOND/SELL USD/IBRD/GDIF/1024USDSTR04	0000016872	USD	1,000,000,000.00	1,000,000,000.00	21-Oct-19	30-Oct-19	30-Oct-24

	BOND/SELL USD/IBRD/GDIF/1124USDSTR01	0000016874	USD	5,000,000.00	5,000,000.00	22-Oct-19	5-Nov-19	5-Nov-24

	BOND/SELL USD/IBRD/GDIF/1124USDSTR	0000016885	USD	600,000,000.00	600,000,000.00	28-Oct-19	6-Nov-19	6-Nov-24

	BOND/SELL USD/IBRD/GDIF/1126USDSTR02	0000016901	USD	500,000,000.00	500,000,000.00	1-Nov-19	12-Nov-19	12-Nov-26

	BOND/SELL USD/IBRD/GDIF/1125USD03.125	0000016905	USD	100,000,000.00	100,000,000.00	4-Nov-19	12-Nov-19	20-Nov-25

	BOND/SELL USD/IBRD/GDIF/1124USDSTR03	0000016917	USD	300,000,000.00	300,000,000.00	6-Nov-19	13-Nov-19	13-Nov-24

	BOND/SELL USD/IBRD/GDIF/1124USDSTR02	0000016896	USD	5,000,000.00	5,000,000.00	30-Oct-19	18-Nov-19	18-Nov-24

	BOND/SELL USD/IBRD/GDIF/1122USDSTR03	0000016916	USD	25,000,000.00	25,000,000.00	6-Nov-19	18-Nov-19	18-Nov-22

	BOND/SELL USD/IBRD/GDIF/1124USDSTR04	0000016921	USD	500,000,000.00	500,000,000.00	7-Nov-19	18-Nov-19	18-Nov-24

	BOND/SELL USD/IBRD/GDIF/1124USDFRN	0000016897	USD	28,631,000.00	28,631,000.00	30-Oct-19	20-Nov-19	20-Nov-24

	BOND/SELL USD/IBRD/GDIF/1129USDSTR02	0000016923	USD	200,000,000.00	200,000,000.00	8-Nov-19	20-Nov-19	20-Nov-29

	BOND/SELL USD/IBRD/GDIF/1139USDSTR05	0000016900	USD	8,000,000.00	8,000,000.00	1-Nov-19	21-Nov-19	21-Nov-39

	BOND/SELL USD/IBRD/GDIF/1222USDCAR123	0000016944	USD	75,000,000.00	75,000,000.00	15-Nov-19	22-Nov-19	2-Dec-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/GDIF/1222USDCAR124	0000016946	USD	150,000,000.00	150,000,000.00	15-Nov-19	22-Nov-19	2-Dec-22

	BOND/SELL USD/IBRD/GDIF/1124USDSTR05	0000016950	USD	600,000,000.00	600,000,000.00	19-Nov-19	27-Nov-19	27-Nov-24

	BOND/SELL USD/IBRD/GDIF/0124USDSTR03	0000016954	USD	100,000,000.00	100,000,000.00	20-Nov-19	2-Dec-19	2-Jan-24

	BOND/SELL USD/IBRD/GDIF/1224USDSTR02	0000016995	USD	500,000,000.00	500,000,000.00	5-Dec-19	12-Dec-19	12-Dec-24

	BOND/SELL USD/IBRD/GDIF/0725USD02.50	0000017001	USD	250,000,000.00	250,000,000.00	10-Dec-19	17-Dec-19	29-Jul-25

	BOND/SELL USD/IBRD/GDIF/0325USD02.125	0000017010	USD	100,000,000.00	100,000,000.00	10-Dec-19	17-Dec-19	3-Mar-25

	BOND/SELL USD/IBRD/GDIF/1222USDSTR	0000017011	USD	50,000,000.00	50,000,000.00	10-Dec-19	17-Dec-19	17-Dec-22

	BOND/SELL USD/IBRD/GDIF/1224USDSTR01	0000016993	USD	20,000,000.00	20,000,000.00	4-Dec-19	23-Dec-19	23-Dec-24

	BOND/SELL USD/IBRD/GDIF/1222USDSTR03	0000017037	USD	15,000,000.00	15,000,000.00	16-Dec-19	23-Dec-19	23-Dec-22

	BOND/SELL USD/IBRD/GDIF/1224USDSTR03	0000017039	USD	5,000,000.00	5,000,000.00	17-Dec-19	30-Dec-19	15-Dec-24

Sub-total New Borrowings				8,096,631,000.00	8,096,631,000.00

Uruguayan Peso

	BOND/SELL UYU/IBRD/GDIF/1224UYUSTR	0000016972	UYU	568,545,000.00	15,046,843.99	26-Nov-19	11-Dec-19	11-Dec-24

	BOND/SELL UYU/IBRD/GDIF/1224UYUSTR02	0000017030	UYU	380,000,000.00	10,003,948.93	12-Dec-19	23-Dec-19	23-Dec-24

	BOND/SELL UYU/IBRD/GDIF/1231UYUSTR	0000016994	UYU	379,200,000.00	10,059,689.61	4-Dec-19	27-Dec-19	18-Dec-31

Sub-total New Borrowings				1,327,745,000.00	35,110,482.53

South African Rand

	BOND/SELL ZAR/IBRD/GDIF/1024ZAR06.00	0000016840	ZAR	16,000,000.00	1,054,299.73	9-Oct-19	18-Oct-19	10-Oct-24

	BOND/SELL ZAR/IBRD/GDIF/1126ZAR07.39	0000016948	ZAR	420,000,000.00	28,428,993.51	18-Nov-19	27-Nov-19	27-Nov-26

	BOND/SELL ZAR/IBRD/GDIF/0722ZAR06.50	0000016977	ZAR	80,000,000.00	5,444,695.51	2-Dec-19	9-Dec-19	15-Jul-22

	BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000016857	ZAR	500,000,000.00	33,390,096.50	16-Oct-19	23-Oct-19	29-May-35

	BOND/SELL ZAR/IBRD/GDIF/1227ZAR00.00	0000016881	ZAR	100,000,000.00	6,842,964.24	24-Oct-19	1-Nov-19	20-Dec-27

	BOND/SELL ZAR/IBRD/GDIF/1122ZAR00.00	0000016824	ZAR	19,000,000.00	1,240,455.83	1-Oct-19	14-Nov-19	15-Nov-22

	BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000016927	ZAR	575,000,000.00	38,574,294.09	11-Nov-19	18-Nov-19	29-May-35

Sub-total New Borrowings				1,710,000,000.00	114,975,799.41

Total New Borrowings					11,130,325,832.74

Maturing Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/1019AUD05.75	0000009845	AUD	(600,000,000.00)	(412,530,000.00)	7-Oct-09	21-Oct-09	21-Oct-19

	BOND/SELL AUD/IBRD/GDIF/1019AUD05.75	0000010136	AUD	(900,000,000.00)	(618,795,000.00)	14-Apr-10	21-Apr-10	21-Oct-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL AUD/IBRD/GDIF/1119AUD00.50	0000011013	AUD	(3,190,000.00)	(2,172,549.50)	21-Oct-11	31-Oct-11	20-Nov-19

	BOND/SELL AUD/IBRD/GDIF/1219AUD02.50	0000013442	AUD	(9,000,000.00)	(6,167,700.00)	8-Dec-14	18-Dec-14	18-Dec-19

Sub-total Maturing Borrowings				(1,512,190,000.00)	(1,039,665,249.50)

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/1219BRL00.50	0000011768	BRL	(36,760,000.00)	(9,031,053.46)	14-Nov-12	20-Dec-12	20-Dec-19

	BOND/SELL BRL/IBRD/GDIF/1119BRL07.36	0000014823	BRL	(20,500,000.00)	(4,921,968.79)	23-Sep-16	28-Oct-16	13-Nov-19

	BOND/SELL BRL/IBRD/GDIF/1219BRL07.30	0000014894	BRL	(43,500,000.00)	(10,552,489.54)	21-Oct-16	29-Nov-16	12-Dec-19

	BOND/SELL BRL/IBRD/GDIF/1119BRL08.35	0000014962	BRL	(313,400,000.00)	(74,807,848.38)	16-Nov-16	29-Nov-16	29-Nov-19

	BOND/SELL BRL/IBRD/GDIF/1219BRL08.30	0000015014	BRL	(25,560,000.00)	(6,279,481.13)	9-Dec-16	21-Dec-16	20-Dec-19

	BOND/SELL BRL/IBRD/GDIF/1119BRL06.81	0000015251	BRL	(28,500,000.00)	(6,802,883.47)	19-Apr-17	24-May-17	29-Nov-19

	BOND/SELL BRL/IBRD/GDIF/1219BRL07.71	0000015309	BRL	(37,500,000.00)	(9,212,853.77)	24-May-17	20-Jun-17	20-Dec-19

Sub-total Maturing Borrowings				(505,720,000.00)	(121,608,578.54)

Euro Currency

	BOND/SELL EUR/IBRD/GDIF/1119EUR00.805	0000011721	EUR	(36,000,000.00)	(39,661,200.00)	6-Nov-12	26-Nov-12	26-Nov-19

Sub-total Maturing Borrowings				(36,000,000.00)	(39,661,200.00)

Indian Rupees

	BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000014897	INR	(2,600,650,000.00)	(36,763,759.99)	21-Oct-16	28-Oct-16	28-Oct-19

	BOND/SELL INR/IBRD/GDIF/1119INR04.75	0000014837	INR	(1,447,100,000.00)	(20,423,399.90)	3-Oct-16	1-Nov-16	1-Nov-19

	BOND/SELL INR/IBRD/GDIF/1119INR04.53	0000014963	INR	(2,512,400,000.00)	(35,021,152.92)	17-Nov-16	29-Nov-16	29-Nov-19

	BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015092	INR	(1,500,000,000.00)	(21,204,560.39)	27-Jan-17	6-Feb-17	28-Oct-19

	BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015170	INR	(2,000,000,000.00)	(28,272,747.19)	9-Mar-17	16-Mar-17	28-Oct-19

	BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015197	INR	(2,000,000,000.00)	(28,272,747.19)	21-Mar-17	29-Mar-17	28-Oct-19

	BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015242	INR	(1,250,000,000.00)	(17,670,467.00)	11-Apr-17	18-Apr-17	28-Oct-19

	BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015285	INR	(2,500,000,000.00)	(35,340,933.99)	12-May-17	19-May-17	28-Oct-19

	BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015320	INR	(1,000,000,000.00)	(14,136,373.60)	2-Jun-17	9-Jun-17	28-Oct-19

	BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015460	INR	(1,000,000,000.00)	(14,136,373.60)	10-Aug-17	18-Aug-17	28-Oct-19

Sub-total Maturing Borrowings				(17,810,150,000.00)	(251,242,515.77)

Japanese Yen

	BOND/SELL JPY/IBRD/GDIF/1119JPYSTR01	0000004106	JPY	(1,000,000,000.00)	(9,141,185.61)	20-Oct-99	8-Nov-99	8-Nov-19

	BOND/SELL JPY/IBRD/MLT/1119JPYSTR02	0000004118	JPY	(2,500,000,000.00)	(23,008,605.22)	26-Oct-99	18-Nov-99	17-Nov-19

Sub-total Maturing Borrowings				(3,500,000,000.00)	(32,149,790.83)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Mexican Peso

	BOND/SELL MXN/IBRD/GDIF/1019MXN03.73	0000013273	MXN	(150,000,000.00)	(7,792,308.99)	12-Sep-14	15-Oct-14	15-Oct-19

	BOND/SELL MXN/IBRD/GDIF/1119MXN03.60	0000013340	MXN	(150,000,000.00)	(7,841,538.20)	20-Oct-14	12-Nov-14	12-Nov-19

	BOND/SELL MXN/IBRD/GDIF/1219MXN03.6	0000013393	MXN	(77,300,000.00)	(4,025,098.28)	14-Nov-14	10-Dec-14	10-Dec-19

	BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000014845	MXN	(500,000,000.00)	(26,072,220.05)	5-Oct-16	17-Oct-16	17-Oct-19

	BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000014881	MXN	(75,000,000.00)	(3,887,279.27)	18-Oct-16	16-Nov-16	16-Nov-19

	BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000015033	MXN	(75,000,000.00)	(3,887,279.27)	21-Dec-16	3-Jan-17	16-Nov-19

	BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000015061	MXN	(300,000,000.00)	(15,643,332.03)	12-Jan-17	23-Jan-17	17-Oct-19

	BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000015087	MXN	(400,000,000.00)	(20,857,776.04)	26-Jan-17	2-Feb-17	17-Oct-19

	BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000015300	MXN	(50,000,000.00)	(2,591,519.51)	22-May-17	31-May-17	16-Nov-19

	BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000015582	MXN	(50,000,000.00)	(2,591,519.51)	5-Oct-17	18-Oct-17	16-Nov-19

	BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000015623	MXN	(250,000,000.00)	(13,036,110.02)	26-Oct-17	3-Nov-17	17-Oct-19

	BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000015747	MXN	(550,000,000.00)	(28,679,442.05)	3-Jan-18	12-Jan-18	17-Oct-19

	BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000015855	MXN	(75,000,000.00)	(3,887,279.27)	27-Feb-18	6-Mar-18	16-Nov-19

	BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000015998	MXN	(300,000,000.00)	(15,643,332.03)	31-May-18	7-Jun-18	17-Oct-19

	BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000016016	MXN	(75,000,000.00)	(3,887,279.27)	8-Jun-18	19-Jun-18	16-Nov-19

Sub-total Maturing Borrowings				(3,077,300,000.00)	(160,323,313.79)

Malaysian Ringgit

	BOND/SELL MYR/IBRD/GDIF/1219MYR02.50	0000011839	MYR	(16,500,000.00)	(3,962,060.27)	3-Dec-12	10-Dec-12	10-Dec-19

	BOND/SELL MYR/IBRD/GDIF/1219MYR02.50	0000011888	MYR	(6,500,000.00)	(1,560,811.62)	21-Dec-12	9-Jan-13	10-Dec-19

Sub-total Maturing Borrowings				(23,000,000.00)	(5,522,871.89)

Singapore Dollar

	BOND/SELL SGD/IBRD/GDIF/1119SGD01.12	0000014932	SGD	(500,000,000.00)	(366,824,401.16)	3-Nov-16	14-Nov-16	14-Nov-19

Sub-total Maturing Borrowings				(500,000,000.00)	(366,824,401.16)

Turkish Lira

	BOND/SELL TRY/IBRD/GDIF/1019TRY08.00	0000014816	TRY	(4,000,000.00)	(677,977.59)	16-Sep-16	13-Oct-16	15-Oct-19

	BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000014882	TRY	(8,000,000.00)	(1,396,355.51)	18-Oct-16	16-Nov-16	16-Nov-19

	BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015044	TRY	(10,000,000.00)	(1,745,444.39)	4-Jan-17	17-Jan-17	16-Nov-19

	BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015172	TRY	(12,000,000.00)	(2,094,533.27)	9-Mar-17	20-Mar-17	16-Nov-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015301	TRY	(10,000,000.00)	(1,745,444.39)	22-May-17	31-May-17	16-Nov-19

	BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015312	TRY	(20,000,000.00)	(3,450,774.70)	25-May-17	2-Jun-17	10-Dec-19

	BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015379	TRY	(20,000,000.00)	(3,450,774.70)	29-Jun-17	7-Jul-17	10-Dec-19

	BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015406	TRY	(20,000,000.00)	(3,450,774.70)	14-Jul-17	21-Jul-17	10-Dec-19

	BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015465	TRY	(20,000,000.00)	(3,450,774.70)	16-Aug-17	23-Aug-17	10-Dec-19

	BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015490	TRY	(20,000,000.00)	(3,450,774.70)	23-Aug-17	29-Aug-17	10-Dec-19

	BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015521	TRY	(10,000,000.00)	(1,745,444.39)	8-Sep-17	15-Sep-17	16-Nov-19

	BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015597	TRY	(15,000,000.00)	(2,618,166.59)	16-Oct-17	26-Oct-17	16-Nov-19

	BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015696	TRY	(30,000,000.00)	(5,176,162.05)	5-Dec-17	12-Dec-17	10-Dec-19

	BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015753	TRY	(20,000,000.00)	(3,450,774.70)	5-Jan-18	12-Jan-18	10-Dec-19

	BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015771	TRY	(20,000,000.00)	(3,450,774.70)	11-Jan-18	19-Jan-18	10-Dec-19

	BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015933	TRY	(15,000,000.00)	(2,618,166.59)	19-Apr-18	30-Apr-18	16-Nov-19

Sub-total Maturing Borrowings				(254,000,000.00)	(43,973,117.65)

Ukraine Hrivnya

	BOND/SELL UAH/IBRD/GDIF/1019UAH00.00	0000015573	UAH	(200,000,000.00)	(8,135,455.33)	29-Sep-17	12-Oct-17	4-Oct-19

Sub-total Maturing Borrowings				(200,000,000.00)	(8,135,455.33)

United States Dollar

	BOND/SELL USD/IBRD/GDIF/1119USD01.22	0000011690	USD	(37,000,000.00)	(37,000,000.00)	23-Oct-12	13-Nov-12	13-Nov-19

	BOND/SELL USD/IBRD/GDIF/1119USD01.031	0000011760	USD	(100,000,000.00)	(100,000,000.00)	13-Nov-12	20-Nov-12	20-Nov-19

	BOND/SELL USD/IBRD/GDIF/1119USD01.02	0000011780	USD	(50,000,000.00)	(50,000,000.00)	16-Nov-12	26-Nov-12	26-Nov-19

	BOND/SELL USD/IBRD/GDIF/1019USD01.875	0000013311	USD	(4,000,000,000.00)	(4,000,000,000.00)	30-Sep-14	7-Oct-14	7-Oct-19

	BOND/SELL USD/IBRD/GDIF/1019USD01.875	0000014158	USD	(150,000,000.00)	(150,000,000.00)	27-Oct-15	3-Nov-15	7-Oct-19

	BOND/SELL USD/IBRD/GDIF/1119USD01.55	0000014282	USD	(25,000,000.00)	(25,000,000.00)	7-Jan-16	21-Jan-16	29-Nov-19

	BOND/SELL USD/IBRD/GDIF/1119USD01.05	0000014678	USD	(30,000,000.00)	(30,000,000.00)	20-Jul-16	28-Jul-16	27-Nov-19

	BOND/SELL USD/IBRD/GDIF/1119USDSTR07	0000014657	USD	(15,000,000.00)	(15,000,000.00)	13-Jul-16	8-Aug-16	8-Nov-19

	BOND/SELL USD/IBRD/GDIF/1019USDSTR03	0000014873	USD	(250,000,000.00)	(250,000,000.00)	14-Oct-16	25-Oct-16	25-Oct-19

	BOND/SELL USD/IBRD/GDIF/1119USD01.125	0000014888	USD	(3,000,000,000.00)	(3,000,000,000.00)	20-Oct-16	27-Oct-16	27-Nov-19

	BOND/SELL USD/IBRD/GDIF/1219USD01.181	0000014933	USD	(100,000,000.00)	(100,000,000.00)	4-Nov-16	14-Nov-16	15-Dec-19

	BOND/SELL USD/IBRD/GDIF/1219USDSTR01	0000014998	USD	(50,000,000.00)	(50,000,000.00)	5-Dec-16	8-Dec-16	30-Dec-19

	BOND/SELL USD/IBRD/GDIF/1219USDSTR02	0000015000	USD	(150,000,000.00)	(150,000,000.00)	5-Dec-16	8-Dec-16	30-Dec-19

	BOND/SELL USD/IBRD/GDIF/1219USD01.625	0000015219	USD	(10,000,000.00)	(10,000,000.00)	30-Mar-17	6-Apr-17	2-Dec-19

	BOND/SELL USD/IBRD/GDIF/1219USDSTR03	0000015425	USD	(100,000,000.00)	(100,000,000.00)	24-Jul-17	4-Aug-17	20-Dec-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/GDIF/1219USDSTR04	0000015426	USD	(110,000,000.00)	(110,000,000.00)	24-Jul-17	4-Aug-17	20-Dec-19

	BOND/SELL USD/IBRD/GDIF/1119USDSTR05	0000014119	USD	(4,171,200.00)	(4,171,200.00)	1-Oct-15	7-Oct-15	27-Nov-19

	BOND/SELL USD/IBRD/GDIF/1119USDSTR06	0000014616	USD	(4,996,250.00)	(4,996,250.00)	22-Jun-16	27-Jun-16	27-Nov-19

Sub-total Maturing Borrowings				(8,186,167,450.00)	(8,186,167,450.00)

South African Rand

	BOND/SELL ZAR/IBRD/GDIF/1119ZAR00.50	0000011060	ZAR	(162,160,000.00)	(10,944,998.28)	21-Nov-11	29-Nov-11	20-Nov-19

	BOND/SELL ZAR/IBRD/GDIF/1219ZAR00.50	0000011136	ZAR	(181,760,000.00)	(12,768,976.78)	4-Jan-12	13-Jan-12	20-Dec-19

	BOND/SELL ZAR/IBRD/GDIF/1019ZAR06.60	0000013203	ZAR	(50,000,000.00)	(3,299,545.98)	14-Aug-14	18-Sep-14	10-Oct-19

	BOND/SELL ZAR/IBRD/GDIF/1119ZAR07.13	0000014175	ZAR	(600,000,000.00)	(40,679,345.06)	2-Nov-15	19-Nov-15	19-Nov-19

	BOND/SELL ZAR/IBRD/GDIF/1119ZAR08.20	0000014915	ZAR	(200,000,000.00)	(13,514,928.93)	27-Oct-16	4-Nov-16	4-Nov-19

Sub-total Maturing Borrowings				(1,193,920,000.00)	(81,207,795.03)

Total Maturing Borrowings					(10,336,481,739.50)

Early Retirement

Brazilian Real

	BOND/BUY BRL/IBRD/GDIF/1225BRL00.00	0000016928	BRL	(92,500,000.00)	(22,043,753.87)	11-Nov-19	18-Nov-19	2-Dec-25

Sub-total Early Retirement				(92,500,000.00)	(22,043,753.87)

CHINA YUAN RENMINBI

	BOND/BUY CNY/IBRD/GDIF/0520CNY03.70	0000016910	CNY	(39,000,000.00)	(5,555,436.85)	5-Nov-19	13-Nov-19	29-May-20

Sub-total Early Retirement				(39,000,000.00)	(5,555,436.85)

Columbian Peso

	BOND/BUY COP/IBRD/GDIF/0121COP04.75	0000016875	COP	(45,000,000,000.00)	(13,304,949.44)	22-Oct-19	29-Oct-19	15-Jan-21

Sub-total Early Retirement				(45,000,000,000.00)	(13,304,949.44)

Euro Currency

	BOND/BUY EUR/IBRD/NSV/1147EURSTR01	0000016869	EUR	(50,000,000.00)	(55,740,000.00)	18-Oct-19	1-Nov-19	6-Nov-47

	BOND/BUY EUR/IBRD/NSV/1147EURSTR02	0000016870	EUR	(50,000,000.00)	(55,740,000.00)	18-Oct-19	1-Nov-19	6-Nov-47

	BOND/BUY EUR/IBRD/GDIF/1237EURSTR	0000016973	EUR	(66,879,835.84)	(74,420,537.33)	26-Nov-19	18-Dec-19	18-Dec-37

Sub-total Early Retirement				(166,879,835.84)	(185,900,537.33)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Indian Rupees

	BOND/BUY INR/IBRD/GDIF/0422INR04.90	0000016818	INR	(64,000,000.00)	(902,075.48)	27-Sep-19	4-Oct-19	19-Apr-22

	BOND/BUY INR/IBRD/GDIF/1024INR04.65	0000016819	INR	(64,000,000.00)	(902,075.48)	27-Sep-19	4-Oct-19	16-Oct-24

	BOND/BUY INR/IBRD/GDIF/1024INR04.65	0000016879	INR	(251,000,000.00)	(3,535,958.30)	24-Oct-19	31-Oct-19	16-Oct-24

	BOND/BUY INR/IBRD/GDIF/0125INR04.80	0000016895	INR	(70,000,000.00)	(986,123.83)	30-Oct-19	6-Nov-19	23-Jan-25

Sub-total Early Retirement				(449,000,000.00)	(6,326,233.09)

Japanese Yen

	BOND/BUY JPY/IBRD/GDIF/1044JPYSTR	0000016754	JPY	(200,000,000.00)	(1,871,169.95)	6-Sep-19	7-Oct-19	7-Oct-44

	BOND/BUY JPY/IBRD/GDIF/1037JPYSTR11	0000016825	JPY	(200,000,000.00)	(1,839,334.16)	1-Oct-19	16-Oct-19	16-Oct-37

	BOND/BUY JPY/IBRD/GDIF/0822JPYSTR04	0000016893	JPY	(2,021,000,000.00)	(18,503,089.95)	30-Oct-19	12-Nov-19	12-Aug-22

	BOND/BUY JPY/IBRD/GDIF/0222JPYSTR03	0000016907	JPY	(970,000,000.00)	(8,897,858.09)	5-Nov-19	18-Nov-19	18-Feb-22

	BOND/BUY JPY/IBRD/GDIF/0221JPYSTR07	0000016932	JPY	(1,655,000,000.00)	(15,200,918.48)	12-Nov-19	25-Nov-19	25-Feb-21

	BOND/BUY JPY/IBRD/GDIF/0523JPYSTR01	0000016933	JPY	(1,006,000,000.00)	(9,239,954.08)	12-Nov-19	25-Nov-19	24-May-23

	BOND/BUY JPY/IBRD/GDIF/0821JPYSTR07	0000016934	JPY	(176,000,000.00)	(1,616,532.72)	12-Nov-19	25-Nov-19	25-Aug-21

	BOND/BUY JPY/IBRD/GDIF/1121JPYSTR04	0000016943	JPY	(300,000,000.00)	(2,753,683.05)	14-Nov-19	26-Nov-19	26-Nov-21

	BOND/BUY JPY/IBRD/GDIF/0522JPYSTR01	0000016941	JPY	(300,000,000.00)	(2,749,392.84)	14-Nov-19	27-Nov-19	27-May-22

	BOND/BUY JPY/IBRD/GDIF/0922JPYSTR04	0000016970	JPY	(1,265,000,000.00)	(11,662,748.35)	25-Nov-19	9-Dec-19	9-Sep-22

	BOND/BUY JPY/IBRD/GDIF/1220JPYSTR05	0000016971	JPY	(3,123,000,000.00)	(28,792,698.11)	25-Nov-19	9-Dec-19	9-Dec-20

	BOND/BUY JPY/IBRD/GDIF/0620JPYSTR07	0000016974	JPY	(6,623,000,000.00)	(61,061,171.81)	25-Nov-19	9-Dec-19	8-Jun-20

	BOND/BUY JPY/IBRD/GDIF/0622JPYSTR02	0000016976	JPY	(735,000,000.00)	(6,702,840.73)	29-Nov-19	13-Dec-19	13-Jun-22

	BOND/BUY JPY/IBRD/GDIF/0920JPYSTR13	0000016980	JPY	(905,000,000.00)	(8,268,238.09)	2-Dec-19	16-Dec-19	15-Sep-20

	BOND/BUY JPY/IBRD/GDIF/0321JPYSTR18	0000016996	JPY	(1,156,000,000.00)	(10,555,631.65)	6-Dec-19	18-Dec-19	18-Mar-21

	BOND/BUY JPY/IBRD/GDIF/0922JPYSTR03	0000017012	JPY	(216,000,000.00)	(1,974,315.62)	10-Dec-19	23-Dec-19	22-Sep-22

	BOND/BUY JPY/IBRD/GDIF/0621JPYSTR05	0000017013	JPY	(194,000,000.00)	(1,773,227.91)	10-Dec-19	23-Dec-19	21-Jun-21

	BOND/BUY JPY/IBRD/GDIF/0322JPYSTR15	0000017034	JPY	(500,000,000.00)	(4,580,642.21)	16-Dec-19	30-Dec-19	29-Mar-22

	BOND/BUY JPY/IBRD/GDIF/0322JPYSTR14	0000017035	JPY	(182,000,000.00)	(1,667,353.76)	16-Dec-19	30-Dec-19	29-Mar-22

	BOND/BUY JPY/IBRD/GDIF/1222JPYSTR04	0000017036	JPY	(360,000,000.00)	(3,298,062.39)	16-Dec-19	30-Dec-19	29-Dec-22

Sub-total Early Retirement				(22,087,000,000.00)	(203,008,863.95)

Philipine Peso

	BOND/BUY PHP/IBRD/GDIF/0920PHP03.125	0000016821	PHP	(805,300,000.00)	(15,524,154.68)	30-Sep-19	7-Oct-19	25-Sep-20

	BOND/BUY PHP/IBRD/GDIF/0920PHP03.125	0000017032	PHP	(128,600,000.00)	(2,525,282.28)	16-Dec-19	23-Dec-19	25-Sep-20

Sub-total Early Retirement				(933,900,000.00)	(18,049,436.96)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Turkish Lira

	BOND/BUY TRY/IBRD/GDIF/0220TRY00.00	0000016924	TRY	(35,000,000.00)	(6,087,962.36)	8-Nov-19	15-Nov-19	24-Feb-20

Sub-total Early Retirement				(35,000,000.00)	(6,087,962.36)

United States Dollar

	BOND/BUY USD/IBRD/GDIF/0420USDSTR04	0000016776	USD	(35,000,000.00)	(35,000,000.00)	12-Sep-19	1-Oct-19	1-Apr-20

	BOND/BUY USD/IBRD/GDIF/0826USDSTR	0000016795	USD	(3,000,000.00)	(3,000,000.00)	20-Sep-19	1-Oct-19	11-Aug-26

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016808	USD	(16,620,000.00)	(16,620,000.00)	25-Sep-19	2-Oct-19	31-May-26

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016802	USD	(6,250,000.00)	(6,250,000.00)	24-Sep-19	3-Oct-19	31-May-26

	BOND/BUY USD/IBRD/GDIF/0422USDSTR05	0000016801	USD	(500,000,000.00)	(500,000,000.00)	23-Sep-19	15-Oct-19	12-Apr-22

	BOND/BUY USD/IBRD/GDIF/0421USDSTR03	0000016811	USD	(4,266,000.00)	(4,266,000.00)	26-Sep-19	15-Oct-19	15-Apr-21

	BOND/BUY USD/IBRD/GDIF/0421USDSTR06	0000016812	USD	(3,648,000.00)	(3,648,000.00)	26-Sep-19	15-Oct-19	15-Apr-21

	BOND/BUY USD/IBRD/GDIF/1020USDSTR05	0000016813	USD	(28,385,000.00)	(28,385,000.00)	26-Sep-19	15-Oct-19	15-Oct-20

	BOND/BUY USD/IBRD/GDIF/0826USDSTR	0000016829	USD	(3,000,000.00)	(3,000,000.00)	3-Oct-19	15-Oct-19	11-Aug-26

	BOND/BUY USD/IBRD/GDIF/0426USDSTR03	0000016810	USD	(150,000,000.00)	(150,000,000.00)	26-Sep-19	16-Oct-19	16-Apr-26

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016832	USD	(4,500,000.00)	(4,500,000.00)	4-Oct-19	16-Oct-19	31-May-26

	BOND/BUY USD/IBRD/GDIF/1022USDSTR04	0000016822	USD	(100,000,000.00)	(100,000,000.00)	30-Sep-19	21-Oct-19	19-Oct-22

	BOND/BUY USD/IBRD/GDIF/1023USDSTR02	0000016831	USD	(5,000,000.00)	(5,000,000.00)	4-Oct-19	25-Oct-19	25-Oct-23

	BOND/BUY USD/IBRD/GDIF/0421USDSTR05	0000016834	USD	(13,000,000.00)	(13,000,000.00)	7-Oct-19	28-Oct-19	28-Apr-21

	BOND/BUY USD/IBRD/GDIF/1031USDSTR02	0000016835	USD	(25,000,000.00)	(25,000,000.00)	7-Oct-19	28-Oct-19	28-Oct-31

	BOND/BUY USD/IBRD/GDIF/1020USDSTR08	0000016845	USD	(750,000,000.00)	(750,000,000.00)	11-Oct-19	30-Oct-19	30-Oct-20

	BOND/BUY USD/IBRD/GDIF/1127USDSTR01	0000016848	USD	(5,000,000.00)	(5,000,000.00)	11-Oct-19	1-Nov-19	1-Nov-27

	BOND/BUY USD/IBRD/GDIF/1121USDSTR08	0000016865	USD	(50,000,000.00)	(50,000,000.00)	17-Oct-19	5-Nov-19	5-Nov-21

	BOND/BUY USD/IBRD/GDIF/0224USDSTR03	0000016894	USD	(3,980,000.00)	(3,980,000.00)	30-Oct-19	13-Nov-19	13-Feb-24

	BOND/BUY USD/IBRD/GDIF/0824USDSTR03	0000016880	USD	(300,000,000.00)	(300,000,000.00)	24-Oct-19	15-Nov-19	15-Aug-24

	BOND/BUY USD/IBRD/GDIF/0524USDSTR02	0000016882	USD	(500,000,000.00)	(500,000,000.00)	25-Oct-19	15-Nov-19	15-May-24

	BOND/BUY USD/IBRD/GDIF/1123USDSTR03	0000016883	USD	(1,055,000.00)	(1,055,000.00)	25-Oct-19	15-Nov-19	15-Nov-23

	BOND/BUY USD/IBRD/GDIF/1121USDSTR06	0000016884	USD	(5,650,000.00)	(5,650,000.00)	25-Oct-19	15-Nov-19	15-Nov-21

	BOND/BUY USD/IBRD/GDIF/0526USDSTR	0000016892	USD	(25,000,000.00)	(25,000,000.00)	29-Oct-19	18-Nov-19	18-May-26

	BOND/BUY USD/IBRD/GDIF/0526USDSTR02	0000016902	USD	(10,000,000.00)	(10,000,000.00)	1-Nov-19	22-Nov-19	22-May-26

	BOND/BUY USD/IBRD/GDIF/0532USDSTR	0000016903	USD	(10,000,000.00)	(10,000,000.00)	1-Nov-19	25-Nov-19	24-May-32

	BOND/BUY USD/IBRD/GDIF/0522USDSTR02	0000016904	USD	(100,000,000.00)	(100,000,000.00)	1-Nov-19	25-Nov-19	23-May-22

	BOND/BUY USD/IBRD/GDIF/0822USDSTR03	0000016908	USD	(15,000,000.00)	(15,000,000.00)	5-Nov-19	25-Nov-19	23-Aug-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/BUY USD/IBRD/GDIF/1122USDSTR02	0000016911	USD	(200,000,000.00)	(200,000,000.00)	5-Nov-19	25-Nov-19	25-Nov-22

	BOND/BUY USD/IBRD/GDIF/0531USDSTR	0000016918	USD	(10,000,000.00)	(10,000,000.00)	6-Nov-19	26-Nov-19	26-May-31

	BOND/BUY USD/IBRD/GDIF/1126USDSTR01	0000016912	USD	(40,000,000.00)	(40,000,000.00)	5-Nov-19	27-Nov-19	27-Nov-26

	BOND/BUY USD/IBRD/GDIF/1121USDSTR05	0000016914	USD	(200,000,000.00)	(200,000,000.00)	6-Nov-19	29-Nov-19	29-Nov-21

	BOND/BUY USD/IBRD/GDIF/1131USDSTR01	0000016915	USD	(25,000,000.00)	(25,000,000.00)	6-Nov-19	29-Nov-19	28-Nov-31

	BOND/BUY USD/IBRD/GDIF/1132USDSTR	0000016925	USD	(10,000,000.00)	(10,000,000.00)	8-Nov-19	2-Dec-19	30-Nov-32

	BOND/BUY USD/IBRD/GDIF/0524USDSTR06	0000016931	USD	(100,000,000.00)	(100,000,000.00)	12-Nov-19	2-Dec-19	30-May-24

	BOND/BUY USD/IBRD/GDIF/0624USDSTR01	0000016926	USD	(600,000,000.00)	(600,000,000.00)	8-Nov-19	3-Dec-19	3-Jun-24

	BOND/BUY USD/IBRD/GDIF/0826USDSTR	0000016958	USD	(3,000,000.00)	(3,000,000.00)	22-Nov-19	3-Dec-19	11-Aug-26

	BOND/BUY USD/IBRD/GDIF/0624USDSTR02	0000016942	USD	(500,000,000.00)	(500,000,000.00)	14-Nov-19	5-Dec-19	5-Jun-24

	BOND/BUY USD/IBRD/GDIF/0922USDSTR06	0000016955	USD	(300,000,000.00)	(300,000,000.00)	21-Nov-19	6-Dec-19	6-Sep-22

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016978	USD	(24,500,000.00)	(24,500,000.00)	2-Dec-19	9-Dec-19	31-May-26

	BOND/BUY USD/IBRD/GDIF/1026USDSTR	0000016992	USD	(13,250,000.00)	(13,250,000.00)	3-Dec-19	10-Dec-19	20-Oct-26

	BOND/BUY USD/IBRD/GDIF/0621USDSTR01	0000016960	USD	(100,000,000.00)	(100,000,000.00)	22-Nov-19	13-Dec-19	13-Jun-21

	BOND/BUY USD/IBRD/GDIF/1220USDSTR02	0000016963	USD	(20,000,000.00)	(20,000,000.00)	25-Nov-19	16-Dec-19	15-Dec-20

	BOND/BUY USD/IBRD/GDIF/1221USDSTR03	0000016964	USD	(11,000,000.00)	(11,000,000.00)	25-Nov-19	16-Dec-19	15-Dec-21

	BOND/BUY USD/IBRD/GDIF/0622USDSTR04	0000016965	USD	(300,000,000.00)	(300,000,000.00)	25-Nov-19	16-Dec-19	15-Jun-22

	BOND/BUY USD/IBRD/GDIF/1221USDSTR08	0000016967	USD	(5,000,000.00)	(5,000,000.00)	25-Nov-19	16-Dec-19	15-Dec-21

	BOND/BUY USD/IBRD/GDIF/0929USDSTR04	0000016968	USD	(150,000,000.00)	(150,000,000.00)	25-Nov-19	20-Dec-19	20-Sep-29

	BOND/BUY USD/IBRD/GDIF/0621USDSTR03	0000016988	USD	(10,000,000.00)	(10,000,000.00)	3-Dec-19	23-Dec-19	22-Jun-21

	BOND/BUY USD/IBRD/GDIF/1227USDSTR01	0000016997	USD	(3,850,000.00)	(3,850,000.00)	6-Dec-19	23-Dec-19	21-Dec-27

	BOND/BUY USD/IBRD/GDIF/1221USDSTR05	0000016998	USD	(5,000,000.00)	(5,000,000.00)	9-Dec-19	30-Dec-19	28-Dec-21

	BOND/BUY USD/IBRD/GDIF/0623USDSTR02	0000016999	USD	(10,000,000.00)	(10,000,000.00)	9-Dec-19	30-Dec-19	29-Jun-23

	BOND/BUY USD/IBRD/GDIF/0632USDSTR	0000017000	USD	(50,000,000.00)	(50,000,000.00)	9-Dec-19	30-Dec-19	30-Jun-32

	BOND/BUY USD/IBRD/GDIF/1036USDSTR	0000016799	USD	(34,160,000.00)	(34,160,000.00)	23-Sep-19	21-Oct-19	21-Oct-36

	BOND/BUY USD/IBRD/GDIF/1045USDSTR	0000016817	USD	(77,430,000.00)	(77,430,000.00)	27-Sep-19	21-Oct-19	19-Oct-45

	BOND/BUY USD/IBRD/GDIF/1146USDSTR	0000016846	USD	(24,100,000.00)	(24,100,000.00)	11-Oct-19	8-Nov-19	8-Nov-46

	BOND/BUY USD/IBRD/GDIF/1146USDSTR06	0000016891	USD	(25,450,000.00)	(25,450,000.00)	29-Oct-19	25-Nov-19	23-Nov-46

	BOND/BUY USD/IBRD/GDIF/1246USDSTR	0000016930	USD	(146,147,750.04)	(146,147,750.04)	12-Nov-19	2-Dec-19	2-Dec-46

	BOND/BUY USD/IBRD/GDIF/1242USDSTR01	0000016947	USD	(113,900,000.00)	(113,900,000.00)	15-Nov-19	6-Dec-19	6-Dec-42

	BOND/BUY USD/IBRD/GDIF/1246USDSTR01	0000016949	USD	(89,224,463.73)	(89,224,463.73)	18-Nov-19	16-Dec-19	16-Dec-46

	BOND/BUY USD/IBRD/GDIF/1246USDSTR03	0000016966	USD	(63,022,616.00)	(63,022,616.00)	25-Nov-19	23-Dec-19	22-Dec-46

	BOND/BUY USD/IBRD/GDIF/1235USDSTR	0000016979	USD	(55,500,000.00)	(55,500,000.00)	2-Dec-19	23-Dec-19	23-Dec-35

Sub-total Early Retirement				(5,992,888,829.77)	(5,992,888,829.77)

Total Early Retirement					(6,453,166,003.62)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2019 through December 31 2019

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV19	0010412844	USD	50,000,000.00	50,000,000.00	1-Oct-19	1-Oct-19	8-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010412850	USD	2,000,000.00	2,000,000.00	1-Oct-19	1-Oct-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV19	0010412851	USD	50,000,000.00	50,000,000.00	1-Oct-19	1-Oct-19	5-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010412853	USD	95,000,000.00	95,000,000.00	1-Oct-19	1-Oct-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV19	0010412849	USD	150,000,000.00	150,000,000.00	1-Oct-19	2-Oct-19	7-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010412852	USD	30,000,000.00	30,000,000.00	1-Oct-19	2-Oct-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS12DEC19	0010412854	USD	200,000,000.00	200,000,000.00	1-Oct-19	2-Oct-19	12-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS13JAN20	0010412892	USD	130,000,000.00	130,000,000.00	2-Oct-19	2-Oct-19	13-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS3OCT19	0010412895	USD	200,000,000.00	200,000,000.00	2-Oct-19	2-Oct-19	3-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS13JAN20	0010412897	USD	25,000,000.00	25,000,000.00	2-Oct-19	2-Oct-19	13-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN20	0010412900	USD	100,000,000.00	100,000,000.00	2-Oct-19	2-Oct-19	15-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT19	0010412901	USD	21,666,000.00	21,666,000.00	2-Oct-19	2-Oct-19	21-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN20	0010412906	USD	165,000,000.00	165,000,000.00	2-Oct-19	2-Oct-19	15-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN20	0010412907	USD	100,000,000.00	100,000,000.00	2-Oct-19	2-Oct-19	28-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412896	USD	100,000,000.00	100,000,000.00	2-Oct-19	3-Oct-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412908	USD	100,000,000.00	100,000,000.00	2-Oct-19	3-Oct-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS13JAN20	0010412928	USD	100,000,000.00	100,000,000.00	3-Oct-19	3-Oct-19	13-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS13JAN20	0010412930	USD	75,000,000.00	75,000,000.00	3-Oct-19	3-Oct-19	13-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS23JAN20	0010412936	USD	50,000,000.00	50,000,000.00	3-Oct-19	3-Oct-19	23-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS4OCT19	0010412946	USD	200,000,000.00	200,000,000.00	3-Oct-19	3-Oct-19	4-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB20	0010412948	USD	100,000,000.00	100,000,000.00	3-Oct-19	3-Oct-19	3-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS27JAN20	0010412950	USD	50,000,000.00	50,000,000.00	3-Oct-19	3-Oct-19	27-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412951	USD	5,000,000.00	5,000,000.00	3-Oct-19	3-Oct-19	31-Jan-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412952	USD	11,000,000.00	11,000,000.00	3-Oct-19	3-Oct-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN20	0010412955	USD	88,000,000.00	88,000,000.00	3-Oct-19	3-Oct-19	15-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS27JAN20	0010412956	USD	25,000,000.00	25,000,000.00	3-Oct-19	3-Oct-19	27-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS27JAN20	0010412934	USD	25,000,000.00	25,000,000.00	3-Oct-19	4-Oct-19	27-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN20	0010412970	USD	100,000,000.00	100,000,000.00	3-Oct-19	4-Oct-19	15-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS13JAN20	0010412971	USD	100,000,000.00	100,000,000.00	3-Oct-19	4-Oct-19	13-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS21FEB20	0010412972	USD	30,000,000.00	30,000,000.00	3-Oct-19	4-Oct-19	21-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS17JAN20	0010412975	USD	10,000,000.00	10,000,000.00	3-Oct-19	4-Oct-19	17-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS21JAN20	0010412976	USD	10,000,000.00	10,000,000.00	3-Oct-19	4-Oct-19	21-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412984	USD	25,000,000.00	25,000,000.00	4-Oct-19	4-Oct-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS21JAN20	0010412987	USD	75,000,000.00	75,000,000.00	4-Oct-19	4-Oct-19	21-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS6JAN20	0010412988	USD	100,000,000.00	100,000,000.00	4-Oct-19	4-Oct-19	6-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS14FEB20	0010412990	USD	10,000,000.00	10,000,000.00	4-Oct-19	4-Oct-19	14-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS30JAN20	0010412994	USD	200,000,000.00	200,000,000.00	4-Oct-19	4-Oct-19	30-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412995	USD	75,000,000.00	75,000,000.00	4-Oct-19	4-Oct-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS21JAN20	0010412996	USD	150,000,000.00	150,000,000.00	4-Oct-19	4-Oct-19	21-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS12DEC19	0010412998	USD	100,000,000.00	100,000,000.00	4-Oct-19	4-Oct-19	12-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS2MAR20	0010413001	USD	11,080,000.00	11,080,000.00	4-Oct-19	4-Oct-19	2-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS9DEC19	0010413002	USD	214,000,000.00	214,000,000.00	4-Oct-19	4-Oct-19	9-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412911	USD	100,000,000.00	100,000,000.00	2-Oct-19	7-Oct-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS21JAN20	0010412935	USD	150,000,000.00	150,000,000.00	3-Oct-19	7-Oct-19	21-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412942	USD	50,000,000.00	50,000,000.00	3-Oct-19	7-Oct-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS14FEB20	0010412989	USD	50,000,000.00	50,000,000.00	4-Oct-19	7-Oct-19	14-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN20	0010412991	USD	30,000,000.00	30,000,000.00	4-Oct-19	7-Oct-19	28-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS23JAN20	0010413317	USD	100,000,000.00	100,000,000.00	8-Oct-19	8-Oct-19	23-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB20	0010413329	USD	50,000,000.00	50,000,000.00	8-Oct-19	8-Oct-19	3-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS4FEB20	0010413330	USD	50,000,000.00	50,000,000.00	8-Oct-19	8-Oct-19	4-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB20	0010413331	USD	100,000,000.00	100,000,000.00	8-Oct-19	8-Oct-19	3-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB20	0010413332	USD	100,000,000.00	100,000,000.00	8-Oct-19	8-Oct-19	3-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN20	0010413328	USD	50,000,000.00	50,000,000.00	8-Oct-19	9-Oct-19	8-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS12MAR20	0010413522	USD	200,000,000.00	200,000,000.00	10-Oct-19	11-Oct-19	12-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS13MAR20	0010413523	USD	200,000,000.00	200,000,000.00	10-Oct-19	11-Oct-19	13-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB20	0010413717	USD	30,875,000.00	30,875,000.00	15-Oct-19	15-Oct-19	12-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS3JAN20	0010413718	USD	123,000,000.00	123,000,000.00	15-Oct-19	15-Oct-19	3-Jan-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS24DEC19	0010413751	USD	19,474,000.00	19,474,000.00	16-Oct-19	16-Oct-19	24-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS21JAN20	0010413756	USD	300,000,000.00	300,000,000.00	16-Oct-19	16-Oct-19	21-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC19	0010413762	USD	100,000,000.00	100,000,000.00	16-Oct-19	16-Oct-19	4-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS28FEB20	0010413770	USD	200,000,000.00	200,000,000.00	16-Oct-19	16-Oct-19	28-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS7JAN20	0010413749	USD	28,000,000.00	28,000,000.00	16-Oct-19	17-Oct-19	7-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC19	0010413763	USD	100,000,000.00	100,000,000.00	16-Oct-19	17-Oct-19	4-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS1APR20	0010413769	USD	150,000,000.00	150,000,000.00	16-Oct-19	17-Oct-19	1-Apr-20

	DIN/SELL USD/IBRD/DIN IBRDUS26FEB20	0010413974	USD	300,000,000.00	300,000,000.00	17-Oct-19	17-Oct-19	26-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS10JAN20	0010413975	USD	50,000,000.00	50,000,000.00	17-Oct-19	18-Oct-19	10-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS3MAR20	0010414103	USD	2,000,000.00	2,000,000.00	21-Oct-19	21-Oct-19	3-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB20	0010414106	USD	4,000,000.00	4,000,000.00	21-Oct-19	21-Oct-19	3-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS24OCT19	0010414191	USD	250,000,000.00	250,000,000.00	23-Oct-19	23-Oct-19	24-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS24OCT19	0010414193	USD	226,419,000.00	226,419,000.00	23-Oct-19	23-Oct-19	24-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JAN20	0010414194	USD	240,000,000.00	240,000,000.00	23-Oct-19	23-Oct-19	3-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN20	0010414189	USD	18,000,000.00	18,000,000.00	23-Oct-19	24-Oct-19	2-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS14NOV19	0010414190	USD	35,000,000.00	35,000,000.00	23-Oct-19	24-Oct-19	14-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010414217	USD	40,000,000.00	40,000,000.00	24-Oct-19	24-Oct-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS25OCT19	0010414224	USD	387,270,000.00	387,270,000.00	24-Oct-19	24-Oct-19	25-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010414266	USD	481,881,000.00	481,881,000.00	25-Oct-19	25-Oct-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS19DEC19	0010414338	USD	250,000,000.00	250,000,000.00	30-Oct-19	30-Oct-19	19-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010414386	USD	100,000,000.00	100,000,000.00	30-Oct-19	30-Oct-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010414742	USD	23,380,000.00	23,380,000.00	1-Nov-19	1-Nov-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010414743	USD	150,000,000.00	150,000,000.00	1-Nov-19	1-Nov-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS26DEC19	0010414744	USD	240,200,000.00	240,200,000.00	1-Nov-19	1-Nov-19	26-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS28FEB20	0010414745	USD	50,000,000.00	50,000,000.00	1-Nov-19	1-Nov-19	28-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010414746	USD	300,000,000.00	300,000,000.00	1-Nov-19	1-Nov-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010414754	USD	11,000,000.00	11,000,000.00	1-Nov-19	1-Nov-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV19	0010414759	USD	200,000,000.00	200,000,000.00	4-Nov-19	4-Nov-19	5-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS6JAN20	0010414760	USD	175,000,000.00	175,000,000.00	4-Nov-19	4-Nov-19	6-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS2DEC19	0010414761	USD	30,000,000.00	30,000,000.00	4-Nov-19	4-Nov-19	2-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS10JAN20	0010414769	USD	15,000,000.00	15,000,000.00	4-Nov-19	6-Nov-19	10-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS29MAY20	0010414803	USD	250,000,000.00	250,000,000.00	5-Nov-19	6-Nov-19	29-May-20

	DIN/SELL USD/IBRD/DIN IBRDUS28MAY20	0010414804	USD	250,000,000.00	250,000,000.00	5-Nov-19	6-Nov-19	28-May-20

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV19	0010414820	USD	400,000,000.00	400,000,000.00	6-Nov-19	6-Nov-19	7-Nov-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV19	0010414833	USD	4,000,000.00	4,000,000.00	6-Nov-19	6-Nov-19	7-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS22NOV19	0010414845	USD	100,000,000.00	100,000,000.00	6-Nov-19	6-Nov-19	22-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS7FEB20	0010414860	USD	300,000,000.00	300,000,000.00	6-Nov-19	6-Nov-19	7-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS14FEB20	0010414861	USD	172,000,000.00	172,000,000.00	6-Nov-19	6-Nov-19	14-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS6JAN20	0010414865	USD	80,000,000.00	80,000,000.00	6-Nov-19	6-Nov-19	6-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV19	0010415067	USD	400,000,000.00	400,000,000.00	7-Nov-19	7-Nov-19	8-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS6JAN20	0010415105	USD	2,000,000.00	2,000,000.00	7-Nov-19	8-Nov-19	6-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS12NOV19	0010415131	USD	400,000,000.00	400,000,000.00	8-Nov-19	8-Nov-19	12-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB20	0010415135	USD	200,000,000.00	200,000,000.00	8-Nov-19	8-Nov-19	3-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV19	0010415161	USD	300,000,000.00	300,000,000.00	12-Nov-19	12-Nov-19	13-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS7FEB20	0010415165	USD	100,000,000.00	100,000,000.00	12-Nov-19	12-Nov-19	7-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS24FEB20	0010415214	USD	200,000,000.00	200,000,000.00	12-Nov-19	13-Nov-19	24-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS14NOV19	0010415230	USD	250,000,000.00	250,000,000.00	13-Nov-19	13-Nov-19	14-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS10APR20	0010415236	USD	3,500,000.00	3,500,000.00	13-Nov-19	13-Nov-19	10-Apr-20

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB20	0010415253	USD	200,000,000.00	200,000,000.00	13-Nov-19	13-Nov-19	11-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS13FEB20	0010415381	USD	150,000,000.00	150,000,000.00	14-Nov-19	14-Nov-19	13-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010415388	USD	30,000,000.00	30,000,000.00	14-Nov-19	14-Nov-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC19	0010415229	USD	50,000,000.00	50,000,000.00	13-Nov-19	15-Nov-19	17-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV19	0010415419	USD	400,000,000.00	400,000,000.00	15-Nov-19	15-Nov-19	18-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS23JAN20	0010415420	USD	200,000,000.00	200,000,000.00	15-Nov-19	15-Nov-19	23-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN20	0010415454	USD	200,000,000.00	200,000,000.00	15-Nov-19	15-Nov-19	22-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS19NOV19	0010415696	USD	200,000,000.00	200,000,000.00	18-Nov-19	18-Nov-19	19-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27JAN20	0010415785	USD	150,000,000.00	150,000,000.00	21-Nov-19	26-Nov-19	27-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB20	0010415849	USD	45,000,000.00	45,000,000.00	25-Nov-19	26-Nov-19	11-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS14FEB20	0010415857	USD	100,000,000.00	100,000,000.00	25-Nov-19	26-Nov-19	14-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN20	0010415913	USD	17,000,000.00	17,000,000.00	27-Nov-19	27-Nov-19	2-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS26DEC19	0010416256	USD	70,000,000.00	70,000,000.00	4-Dec-19	4-Dec-19	26-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS5DEC19	0010416257	USD	267,000,000.00	267,000,000.00	4-Dec-19	4-Dec-19	5-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS24DEC19	0010416261	USD	16,460,000.00	16,460,000.00	4-Dec-19	4-Dec-19	24-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS6MAR20	0010416253	USD	200,000,000.00	200,000,000.00	4-Dec-19	5-Dec-19	6-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS1MAY20	0010416269	USD	100,000,000.00	100,000,000.00	4-Dec-19	5-Dec-19	1-May-20

	DIN/SELL USD/IBRD/DIN IBRDUS26DEC19	0010416276	USD	70,000,000.00	70,000,000.00	5-Dec-19	5-Dec-19	26-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS26DEC19	0010416277	USD	1,000,000.00	1,000,000.00	5-Dec-19	5-Dec-19	26-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS3MAR20	0010416278	USD	25,000,000.00	25,000,000.00	5-Dec-19	5-Dec-19	3-Mar-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS6MAR20	0010416280	USD	217,000,000.00	217,000,000.00	5-Dec-19	5-Dec-19	6-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS9MAR20	0010416279	USD	200,000,000.00	200,000,000.00	5-Dec-19	6-Dec-19	9-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS7JAN20	0010416301	USD	30,000,000.00	30,000,000.00	6-Dec-19	6-Dec-19	7-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB20	0010416304	USD	136,000,000.00	136,000,000.00	6-Dec-19	6-Dec-19	12-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS24DEC19	0010416306	USD	26,540,000.00	26,540,000.00	6-Dec-19	6-Dec-19	24-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS10FEB20	0010416308	USD	30,000,000.00	30,000,000.00	6-Dec-19	6-Dec-19	10-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC19	0010416315	USD	300,000,000.00	300,000,000.00	9-Dec-19	9-Dec-19	10-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUN20	0010416316	USD	100,000,000.00	100,000,000.00	9-Dec-19	9-Dec-19	1-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS13MAR20	0010416317	USD	123,000,000.00	123,000,000.00	9-Dec-19	9-Dec-19	13-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS19JUN20	0010416318	USD	20,000,000.00	20,000,000.00	9-Dec-19	9-Dec-19	19-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS11DEC19	0010416511	USD	300,000,000.00	300,000,000.00	10-Dec-19	10-Dec-19	11-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC19	0010416571	USD	300,000,000.00	300,000,000.00	11-Dec-19	11-Dec-19	17-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS30DEC19	0010416573	USD	20,000,000.00	20,000,000.00	11-Dec-19	11-Dec-19	30-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS8JUN20	0010416581	USD	200,000,000.00	200,000,000.00	11-Dec-19	11-Dec-19	8-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS12DEC19	0010416583	USD	240,000,000.00	240,000,000.00	11-Dec-19	11-Dec-19	12-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB20	0010416504	USD	30,000,000.00	30,000,000.00	10-Dec-19	12-Dec-19	11-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS3JUN20	0010416633	USD	15,000,000.00	15,000,000.00	12-Dec-19	12-Dec-19	3-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS17JUN20	0010416644	USD	15,000,000.00	15,000,000.00	12-Dec-19	12-Dec-19	17-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS13MAR20	0010416661	USD	326,000,000.00	326,000,000.00	12-Dec-19	12-Dec-19	13-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS19JUN20	0010416691	USD	50,000,000.00	50,000,000.00	12-Dec-19	12-Dec-19	19-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS11JUN20	0010416694	USD	200,000,000.00	200,000,000.00	12-Dec-19	13-Dec-19	11-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS1APR20	0010416767	USD	9,000,000.00	9,000,000.00	13-Dec-19	13-Dec-19	1-Apr-20

	DIN/SELL USD/IBRD/DIN IBRDUS19JUN20	0010416796	USD	25,000,000.00	25,000,000.00	13-Dec-19	13-Dec-19	19-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS24DEC19	0010416797	USD	100,000,000.00	100,000,000.00	13-Dec-19	13-Dec-19	24-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUN20	0010416798	USD	100,000,000.00	100,000,000.00	13-Dec-19	13-Dec-19	15-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JUN20	0010416768	USD	300,000,000.00	300,000,000.00	13-Dec-19	16-Dec-19	15-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC19	0010416837	USD	200,000,000.00	200,000,000.00	16-Dec-19	16-Dec-19	17-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS24APR20	0010416832	USD	200,000,000.00	200,000,000.00	16-Dec-19	17-Dec-19	24-Apr-20

	DIN/SELL USD/IBRD/DIN IBRDUS1APR20	0010416834	USD	25,000,000.00	25,000,000.00	16-Dec-19	17-Dec-19	1-Apr-20

	DIN/SELL USD/IBRD/DIN IBRDUS30MAR20	0010416862	USD	5,265,000.00	5,265,000.00	16-Dec-19	17-Dec-19	30-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS4FEB20	0010416919	USD	125,000,000.00	125,000,000.00	17-Dec-19	17-Dec-19	4-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS1JUN20	0010416920	USD	100,000,000.00	100,000,000.00	17-Dec-19	17-Dec-19	1-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS18MAR20	0010416944	USD	222,000,000.00	222,000,000.00	18-Dec-19	18-Dec-19	18-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS2MAR20	0010416954	USD	200,000,000.00	200,000,000.00	18-Dec-19	18-Dec-19	2-Mar-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS5JUN20	0010416940	USD	25,000,000.00	25,000,000.00	18-Dec-19	19-Dec-19	5-Jun-20

	DIN/SELL USD/IBRD/DIN IBRDUS12MAR20	0010416941	USD	20,000,000.00	20,000,000.00	18-Dec-19	19-Dec-19	12-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS5MAR20	0010416981	USD	20,000,000.00	20,000,000.00	19-Dec-19	19-Dec-19	5-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS13MAR20	0010416982	USD	25,000,000.00	25,000,000.00	19-Dec-19	19-Dec-19	13-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS20DEC19	0010416985	USD	300,000,000.00	300,000,000.00	19-Dec-19	19-Dec-19	20-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS18FEB20	0010416987	USD	200,000,000.00	200,000,000.00	19-Dec-19	19-Dec-19	18-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS16MAR20	0010416955	USD	100,000,000.00	100,000,000.00	18-Dec-19	20-Dec-19	16-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS16MAR20	0010416983	USD	100,000,000.00	100,000,000.00	19-Dec-19	20-Dec-19	16-Mar-20

	DIN/SELL USD/IBRD/DIN IBRDUS15APR20	0010416984	USD	100,000,000.00	100,000,000.00	19-Dec-19	20-Dec-19	15-Apr-20

	DIN/SELL USD/IBRD/DIN IBRDUS5FEB20	0010417073	USD	88,040,000.00	88,040,000.00	23-Dec-19	23-Dec-19	5-Feb-20

Sub-total New Borrowings				20,689,050,000.00	20,689,050,000.00

Total New Borrowings					20,689,050,000.00

Maturing Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010400599	USD	(100,000,000.00)	(100,000,000.00)	8-Mar-19	8-Mar-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010401873	USD	(200,000,000.00)	(200,000,000.00)	4-Apr-19	4-Apr-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS7OCT19	0010401899	USD	(15,000,000.00)	(15,000,000.00)	4-Apr-19	5-Apr-19	7-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010402285	USD	(100,000,000.00)	(100,000,000.00)	9-Apr-19	9-Apr-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010402396	USD	(8,000,000.00)	(8,000,000.00)	10-Apr-19	12-Apr-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010402577	USD	(200,000,000.00)	(200,000,000.00)	12-Apr-19	12-Apr-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010402875	USD	(35,000,000.00)	(35,000,000.00)	22-Apr-19	23-Apr-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS11OCT19	0010403411	USD	(20,000,000.00)	(20,000,000.00)	1-May-19	1-May-19	11-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010403686	USD	(100,000,000.00)	(100,000,000.00)	8-May-19	8-May-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010403990	USD	(100,000,000.00)	(100,000,000.00)	9-May-19	9-May-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS14NOV19	0010404949	USD	(10,000,000.00)	(10,000,000.00)	31-May-19	3-Jun-19	14-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS12NOV19	0010404952	USD	(6,400,000.00)	(6,400,000.00)	31-May-19	3-Jun-19	12-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT19	0010405321	USD	(3,000,000.00)	(3,000,000.00)	3-Jun-19	3-Jun-19	21-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC19	0010405285	USD	(100,000,000.00)	(100,000,000.00)	3-Jun-19	4-Jun-19	13-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV19	0010405293	USD	(50,000,000.00)	(50,000,000.00)	3-Jun-19	4-Jun-19	7-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010405420	USD	(100,000,000.00)	(100,000,000.00)	4-Jun-19	4-Jun-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS3OCT19	0010405467	USD	(25,000,000.00)	(25,000,000.00)	4-Jun-19	5-Jun-19	3-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS3OCT19	0010405468	USD	(20,000,000.00)	(20,000,000.00)	4-Jun-19	5-Jun-19	3-Oct-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS2DEC19	0010405623	USD	(16,218,000.00)	(16,218,000.00)	6-Jun-19	6-Jun-19	2-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010406048	USD	(100,000,000.00)	(100,000,000.00)	12-Jun-19	12-Jun-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010406271	USD	(200,000,000.00)	(200,000,000.00)	13-Jun-19	14-Jun-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS18OCT19	0010406579	USD	(200,000,000.00)	(200,000,000.00)	19-Jun-19	20-Jun-19	18-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010407291	USD	(50,000,000.00)	(50,000,000.00)	1-Jul-19	1-Jul-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010407339	USD	(100,000,000.00)	(100,000,000.00)	2-Jul-19	3-Jul-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010407360	USD	(100,000,000.00)	(100,000,000.00)	3-Jul-19	3-Jul-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS8OCT19	0010407584	USD	(25,000,000.00)	(25,000,000.00)	9-Jul-19	10-Jul-19	8-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010408072	USD	(200,000,000.00)	(200,000,000.00)	15-Jul-19	15-Jul-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS17OCT19	0010408071	USD	(50,000,000.00)	(50,000,000.00)	15-Jul-19	16-Jul-19	17-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS18OCT19	0010408141	USD	(100,000,000.00)	(100,000,000.00)	16-Jul-19	17-Jul-19	18-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010408381	USD	(100,000,000.00)	(100,000,000.00)	22-Jul-19	22-Jul-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010408407	USD	(25,000,000.00)	(25,000,000.00)	23-Jul-19	23-Jul-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010408441	USD	(100,000,000.00)	(100,000,000.00)	24-Jul-19	24-Jul-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS12NOV19	0010408461	USD	(2,000,000.00)	(2,000,000.00)	24-Jul-19	24-Jul-19	12-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010408488	USD	(100,000,000.00)	(100,000,000.00)	26-Jul-19	26-Jul-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT19	0010408918	USD	(113,000,000.00)	(113,000,000.00)	2-Aug-19	2-Aug-19	21-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV19	0010408976	USD	(25,000,000.00)	(25,000,000.00)	6-Aug-19	6-Aug-19	18-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV19	0010408970	USD	(45,000,000.00)	(45,000,000.00)	6-Aug-19	7-Aug-19	18-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010409011	USD	(100,000,000.00)	(100,000,000.00)	7-Aug-19	7-Aug-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010409012	USD	(150,000,000.00)	(150,000,000.00)	7-Aug-19	7-Aug-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010409053	USD	(75,000,000.00)	(75,000,000.00)	8-Aug-19	8-Aug-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV19	0010409088	USD	(30,000,000.00)	(30,000,000.00)	8-Aug-19	8-Aug-19	18-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS22NOV19	0010409291	USD	(3,800,000.00)	(3,800,000.00)	9-Aug-19	9-Aug-19	22-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS21NOV19	0010409297	USD	(30,000,000.00)	(30,000,000.00)	9-Aug-19	9-Aug-19	21-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409322	USD	(200,000,000.00)	(200,000,000.00)	12-Aug-19	12-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV19	0010409328	USD	(50,000,000.00)	(50,000,000.00)	12-Aug-19	12-Aug-19	18-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT19	0010409309	USD	(25,000,000.00)	(25,000,000.00)	12-Aug-19	13-Aug-19	21-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010409310	USD	(25,000,000.00)	(25,000,000.00)	12-Aug-19	13-Aug-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS8OCT19	0010409342	USD	(18,056,000.00)	(18,056,000.00)	13-Aug-19	13-Aug-19	8-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS26NOV19	0010409345	USD	(50,000,000.00)	(50,000,000.00)	13-Aug-19	13-Aug-19	26-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409362	USD	(25,000,000.00)	(25,000,000.00)	13-Aug-19	13-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010409367	USD	(110,000,000.00)	(110,000,000.00)	13-Aug-19	13-Aug-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409399	USD	(9,800,000.00)	(9,800,000.00)	14-Aug-19	14-Aug-19	29-Nov-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV19	0010409414	USD	(67,700,000.00)	(67,700,000.00)	14-Aug-19	15-Aug-19	5-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS19NOV19	0010409421	USD	(7,750,000.00)	(7,750,000.00)	14-Aug-19	15-Aug-19	19-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT19	0010409494	USD	(20,000,000.00)	(20,000,000.00)	15-Aug-19	15-Aug-19	22-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409499	USD	(50,000,000.00)	(50,000,000.00)	15-Aug-19	15-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010409500	USD	(100,000,000.00)	(100,000,000.00)	15-Aug-19	15-Aug-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409504	USD	(2,000,000.00)	(2,000,000.00)	15-Aug-19	15-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409493	USD	(300,000,000.00)	(300,000,000.00)	15-Aug-19	16-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010409498	USD	(35,000,000.00)	(35,000,000.00)	15-Aug-19	16-Aug-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409533	USD	(20,000,000.00)	(20,000,000.00)	15-Aug-19	16-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010409625	USD	(4,860,000.00)	(4,860,000.00)	16-Aug-19	16-Aug-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010409530	USD	(100,000,000.00)	(100,000,000.00)	15-Aug-19	19-Aug-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV19	0010409616	USD	(200,000,000.00)	(200,000,000.00)	16-Aug-19	19-Aug-19	25-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS26NOV19	0010409617	USD	(200,000,000.00)	(200,000,000.00)	16-Aug-19	19-Aug-19	26-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010409771	USD	(165,000,000.00)	(165,000,000.00)	19-Aug-19	19-Aug-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010409390	USD	(100,000,000.00)	(100,000,000.00)	14-Aug-19	20-Aug-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS20NOV19	0010409778	USD	(35,000,000.00)	(35,000,000.00)	20-Aug-19	21-Aug-19	20-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010409785	USD	(100,000,000.00)	(100,000,000.00)	20-Aug-19	21-Aug-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010409841	USD	(219,000,000.00)	(219,000,000.00)	22-Aug-19	22-Aug-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV19	0010409862	USD	(175,000,000.00)	(175,000,000.00)	26-Aug-19	26-Aug-19	8-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010409890	USD	(167,000,000.00)	(167,000,000.00)	27-Aug-19	27-Aug-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS7OCT19	0010409919	USD	(20,000,000.00)	(20,000,000.00)	28-Aug-19	28-Aug-19	7-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010409920	USD	(20,000,000.00)	(20,000,000.00)	28-Aug-19	28-Aug-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC19	0010409973	USD	(190,000,000.00)	(190,000,000.00)	28-Aug-19	28-Aug-19	13-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT19	0010409975	USD	(50,000,000.00)	(50,000,000.00)	28-Aug-19	28-Aug-19	21-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS24OCT19	0010409921	USD	(25,000,000.00)	(25,000,000.00)	28-Aug-19	29-Aug-19	24-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010410041	USD	(30,000,000.00)	(30,000,000.00)	29-Aug-19	29-Aug-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010409930	USD	(33,210,000.00)	(33,210,000.00)	28-Aug-19	3-Sep-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010410016	USD	(25,000,000.00)	(25,000,000.00)	29-Aug-19	3-Sep-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS8OCT19	0010410224	USD	(50,000,000.00)	(50,000,000.00)	30-Aug-19	3-Sep-19	8-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010410676	USD	(30,000,000.00)	(30,000,000.00)	3-Sep-19	3-Sep-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010410706	USD	(2,000,000.00)	(2,000,000.00)	3-Sep-19	3-Sep-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010410708	USD	(30,000,000.00)	(30,000,000.00)	3-Sep-19	4-Sep-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29OCT19	0010410744	USD	(13,703,000.00)	(13,703,000.00)	4-Sep-19	4-Sep-19	29-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS8OCT19	0010410810	USD	(152,000,000.00)	(152,000,000.00)	4-Sep-19	4-Sep-19	8-Oct-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS7OCT19	0010410875	USD	(90,000,000.00)	(90,000,000.00)	5-Sep-19	5-Sep-19	7-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS29OCT19	0010410877	USD	(10,030,000.00)	(10,030,000.00)	5-Sep-19	5-Sep-19	29-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS10OCT19	0010410888	USD	(5,000,000.00)	(5,000,000.00)	5-Sep-19	5-Sep-19	10-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT19	0010410881	USD	(50,000,000.00)	(50,000,000.00)	5-Sep-19	6-Sep-19	9-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS8OCT19	0010411015	USD	(20,182,000.00)	(20,182,000.00)	6-Sep-19	6-Sep-19	8-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT19	0010411032	USD	(220,000,000.00)	(220,000,000.00)	6-Sep-19	6-Sep-19	9-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT19	0010411038	USD	(34,300,000.00)	(34,300,000.00)	6-Sep-19	6-Sep-19	9-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010411028	USD	(250,000,000.00)	(250,000,000.00)	6-Sep-19	9-Sep-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV19	0010411407	USD	(10,031,000.00)	(10,031,000.00)	10-Sep-19	10-Sep-19	5-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV19	0010411438	USD	(15,911,000.00)	(15,911,000.00)	10-Sep-19	10-Sep-19	13-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010411501	USD	(25,000,000.00)	(25,000,000.00)	11-Sep-19	11-Sep-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010411581	USD	(25,000,000.00)	(25,000,000.00)	12-Sep-19	12-Sep-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC19	0010411739	USD	(200,000,000.00)	(200,000,000.00)	13-Sep-19	13-Sep-19	13-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010411741	USD	(30,000,000.00)	(30,000,000.00)	13-Sep-19	13-Sep-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS6DEC19	0010411746	USD	(147,000,000.00)	(147,000,000.00)	13-Sep-19	13-Sep-19	6-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010412038	USD	(20,000,000.00)	(20,000,000.00)	18-Sep-19	19-Sep-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010412046	USD	(50,000,000.00)	(50,000,000.00)	18-Sep-19	19-Sep-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010412060	USD	(250,000,000.00)	(250,000,000.00)	19-Sep-19	19-Sep-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS19NOV19	0010412061	USD	(35,000,000.00)	(35,000,000.00)	19-Sep-19	19-Sep-19	19-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010412062	USD	(105,000,000.00)	(105,000,000.00)	19-Sep-19	19-Sep-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS22NOV19	0010412063	USD	(100,000,000.00)	(100,000,000.00)	19-Sep-19	19-Sep-19	22-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010412045	USD	(12,293,000.00)	(12,293,000.00)	18-Sep-19	20-Sep-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS22NOV19	0010412064	USD	(50,000,000.00)	(50,000,000.00)	19-Sep-19	20-Sep-19	22-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010412099	USD	(10,500,000.00)	(10,500,000.00)	20-Sep-19	20-Sep-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS9DEC19	0010412104	USD	(50,000,000.00)	(50,000,000.00)	23-Sep-19	23-Sep-19	9-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS9DEC19	0010412105	USD	(25,000,000.00)	(25,000,000.00)	23-Sep-19	23-Sep-19	9-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS20DEC19	0010412107	USD	(32,260,000.00)	(32,260,000.00)	23-Sep-19	24-Sep-19	20-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC19	0010412195	USD	(45,000,000.00)	(45,000,000.00)	24-Sep-19	26-Sep-19	10-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS31DEC19	0010412427	USD	(30,000,000.00)	(30,000,000.00)	27-Sep-19	30-Sep-19	31-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010412462	USD	(30,000,000.00)	(30,000,000.00)	30-Sep-19	30-Sep-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV19	0010412844	USD	(50,000,000.00)	(50,000,000.00)	1-Oct-19	1-Oct-19	8-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010412850	USD	(2,000,000.00)	(2,000,000.00)	1-Oct-19	1-Oct-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV19	0010412851	USD	(50,000,000.00)	(50,000,000.00)	1-Oct-19	1-Oct-19	5-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010412853	USD	(95,000,000.00)	(95,000,000.00)	1-Oct-19	1-Oct-19	4-Nov-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV19	0010412849	USD	(150,000,000.00)	(150,000,000.00)	1-Oct-19	2-Oct-19	7-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010412852	USD	(30,000,000.00)	(30,000,000.00)	1-Oct-19	2-Oct-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS12DEC19	0010412854	USD	(200,000,000.00)	(200,000,000.00)	1-Oct-19	2-Oct-19	12-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS3OCT19	0010412895	USD	(200,000,000.00)	(200,000,000.00)	2-Oct-19	2-Oct-19	3-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT19	0010412901	USD	(21,666,000.00)	(21,666,000.00)	2-Oct-19	2-Oct-19	21-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS4OCT19	0010412946	USD	(200,000,000.00)	(200,000,000.00)	3-Oct-19	3-Oct-19	4-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS12DEC19	0010412998	USD	(100,000,000.00)	(100,000,000.00)	4-Oct-19	4-Oct-19	12-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS9DEC19	0010413002	USD	(214,000,000.00)	(214,000,000.00)	4-Oct-19	4-Oct-19	9-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS24DEC19	0010413751	USD	(19,474,000.00)	(19,474,000.00)	16-Oct-19	16-Oct-19	24-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC19	0010413762	USD	(100,000,000.00)	(100,000,000.00)	16-Oct-19	16-Oct-19	4-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC19	0010413763	USD	(100,000,000.00)	(100,000,000.00)	16-Oct-19	17-Oct-19	4-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS24OCT19	0010414191	USD	(250,000,000.00)	(250,000,000.00)	23-Oct-19	23-Oct-19	24-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS24OCT19	0010414193	USD	(226,419,000.00)	(226,419,000.00)	23-Oct-19	23-Oct-19	24-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS14NOV19	0010414190	USD	(35,000,000.00)	(35,000,000.00)	23-Oct-19	24-Oct-19	14-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010414217	USD	(40,000,000.00)	(40,000,000.00)	24-Oct-19	24-Oct-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS25OCT19	0010414224	USD	(387,270,000.00)	(387,270,000.00)	24-Oct-19	24-Oct-19	25-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010414266	USD	(481,881,000.00)	(481,881,000.00)	25-Oct-19	25-Oct-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS19DEC19	0010414338	USD	(250,000,000.00)	(250,000,000.00)	30-Oct-19	30-Oct-19	19-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010414386	USD	(100,000,000.00)	(100,000,000.00)	30-Oct-19	30-Oct-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010414742	USD	(23,380,000.00)	(23,380,000.00)	1-Nov-19	1-Nov-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010414743	USD	(150,000,000.00)	(150,000,000.00)	1-Nov-19	1-Nov-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS26DEC19	0010414744	USD	(240,200,000.00)	(240,200,000.00)	1-Nov-19	1-Nov-19	26-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010414746	USD	(300,000,000.00)	(300,000,000.00)	1-Nov-19	1-Nov-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010414754	USD	(11,000,000.00)	(11,000,000.00)	1-Nov-19	1-Nov-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV19	0010414759	USD	(200,000,000.00)	(200,000,000.00)	4-Nov-19	4-Nov-19	5-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS2DEC19	0010414761	USD	(30,000,000.00)	(30,000,000.00)	4-Nov-19	4-Nov-19	2-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV19	0010414820	USD	(400,000,000.00)	(400,000,000.00)	6-Nov-19	6-Nov-19	7-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV19	0010414833	USD	(4,000,000.00)	(4,000,000.00)	6-Nov-19	6-Nov-19	7-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS22NOV19	0010414845	USD	(100,000,000.00)	(100,000,000.00)	6-Nov-19	6-Nov-19	22-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV19	0010415067	USD	(400,000,000.00)	(400,000,000.00)	7-Nov-19	7-Nov-19	8-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS12NOV19	0010415131	USD	(400,000,000.00)	(400,000,000.00)	8-Nov-19	8-Nov-19	12-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV19	0010415161	USD	(300,000,000.00)	(300,000,000.00)	12-Nov-19	12-Nov-19	13-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS14NOV19	0010415230	USD	(250,000,000.00)	(250,000,000.00)	13-Nov-19	13-Nov-19	14-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010415388	USD	(30,000,000.00)	(30,000,000.00)	14-Nov-19	14-Nov-19	15-Nov-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC19	0010415229	USD	(50,000,000.00)	(50,000,000.00)	13-Nov-19	15-Nov-19	17-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV19	0010415419	USD	(400,000,000.00)	(400,000,000.00)	15-Nov-19	15-Nov-19	18-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS19NOV19	0010415696	USD	(200,000,000.00)	(200,000,000.00)	18-Nov-19	18-Nov-19	19-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS26DEC19	0010416256	USD	(70,000,000.00)	(70,000,000.00)	4-Dec-19	4-Dec-19	26-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS5DEC19	0010416257	USD	(267,000,000.00)	(267,000,000.00)	4-Dec-19	4-Dec-19	5-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS24DEC19	0010416261	USD	(16,460,000.00)	(16,460,000.00)	4-Dec-19	4-Dec-19	24-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS26DEC19	0010416276	USD	(70,000,000.00)	(70,000,000.00)	5-Dec-19	5-Dec-19	26-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS26DEC19	0010416277	USD	(1,000,000.00)	(1,000,000.00)	5-Dec-19	5-Dec-19	26-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS24DEC19	0010416306	USD	(26,540,000.00)	(26,540,000.00)	6-Dec-19	6-Dec-19	24-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC19	0010416315	USD	(300,000,000.00)	(300,000,000.00)	9-Dec-19	9-Dec-19	10-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS11DEC19	0010416511	USD	(300,000,000.00)	(300,000,000.00)	10-Dec-19	10-Dec-19	11-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC19	0010416571	USD	(300,000,000.00)	(300,000,000.00)	11-Dec-19	11-Dec-19	17-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS30DEC19	0010416573	USD	(20,000,000.00)	(20,000,000.00)	11-Dec-19	11-Dec-19	30-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS12DEC19	0010416583	USD	(240,000,000.00)	(240,000,000.00)	11-Dec-19	11-Dec-19	12-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS24DEC19	0010416797	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-19	13-Dec-19	24-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC19	0010416837	USD	(200,000,000.00)	(200,000,000.00)	16-Dec-19	16-Dec-19	17-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS20DEC19	0010416985	USD	(300,000,000.00)	(300,000,000.00)	19-Dec-19	19-Dec-19	20-Dec-19

Sub-total Maturing Borrowings				(17,464,294,000.00)	(17,464,294,000.00)

Total Maturing Borrowings					(17,464,294,000.00)